21

08001422

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia de Transmissao de Energia Eletrica Paulista

*CURRENT ADDRESS

PROCESSED

MAR 2 6 2008

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04980 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/25/08

082-04980

(A free translation of the original in Portuguese)

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Financial Statements at December 31, 2007 and 2006 and Report of Independent Auditors

12-31-07
AR/S

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

1 We have audited the accompanying balance sheet of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2007 and the related statements of income, of changes in stockholders' equity and of changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and the significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista at December 31, 2007 and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the year then ended, in accordance with accounting practices adopted in Brazil.

4 Our audits were conducted with the objective of issuing an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flows and added-value, presented in Attachments I and II to provide supplementary information on the Company, are not required as an integral part of the financial statements, in accordance with the accounting practices adopted in Brazil.

PRICEWATERHOUSECOOPERS

CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

The statements of cash flow and added-value have been submitted to the same audit procedures described in paragraph 2 and, in our opinion, these supplementary statements are fairly presented in all material aspects in relation to the financial statements for the year ended December 31, 2007, taken as a whole.

5 As described in Note 28 pursuant to the decision of the 49th Labor Court of São Paulo, as from September 2005, Fundação CESP started to process the payroll of the participants in the supplementary pension plan regulated by Law No. 4819/58, through funds transferred by the Company, as carried out up to December 2003. In January 2006, the Attorneys' General Office of the State of São Paulo understood that the responsibility of the State Government is restricted to the limits set forth by the State Constitution in respect of the payment of pension benefits. Since then, the State Government started to disallow a portion of the resources transferred to the Company. Management of the Company, supported by its legal advisors, understands that the payment of the benefits related to the supplementary pension plan is the full responsibility of the State Government. Accordingly, the Company does not record any obligations relating to this plan in its financial statements.

6 The audit of the financial statements for the year ended December 31, 2006 and the audit of the statements of cash flow and added-value for the year then ended, presented for comparison purposes, were conducted by other independent auditors, who issued an unqualified opinion thereon dated February 1, 2007, with emphasis of matter paragraph, related to the decision of the 49th. Labor Court on the processing of the payroll of the pension plan regulated by Law 4819/58 and the preliminary readjustment of the Allowed Annual Revenue (RAP) for the tariff cycles from July 2005 to June 2006 and from July 2006 to June 2007.

São Paulo, January 30, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Balance Sheets at December 31

In thousands of reais

Assets	Note	2007	2006 (Reclassified)
Current assets			
Cash and cash equivalents	4	190,576	514,471
Trade accounts receivable	5	216,399	164,001
Inventories		31,881	36,992
Amounts receivable - São Paulo State Finance Department	6	16,030	14,036
Deferred income tax and social contribution	8	8,224	126,099
Taxes and contributions to offset	7	57,817	88,096
Pledges and restricted deposits		3	3,541
Prepaid expenses		3,813	3,954
Other		17,978	17,215
		542,721	968,405
Non current			
Long-term receivables			
Trade accounts receivable	5	52,430	
Amounts receivable - São Paulo State Finance Department	6	321,953	207,326
Deferred income tax and social contribution	8	60,805	118,974
Pledges and restricted deposits	9	49,794	66,199
Prepaid expenses		4,844	8,091
Other		7,556	3,494
		497,382	404,084
Permanent assets			
Investment	10	1	
Property, plant and equipment	11	4,079,147	3,822,065
Intangible assets	12	57,600	57,505
Deferred charges		3,256	
		4,140,004	3,879,570
		4,637,386	4,283,654
Total assets		5,180,107	5,252,059

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Liabilities and stockholders' equity	Note	2007	2006 (Reclassified)
Current liabilities			
Loans and financing	13	132,191	56
Suppliers		29,150	134,967
Taxes and social charges payable	14	58,706	22,363
Regulatory charges payable	15	33,122	26,038
Interest on own capital and dividends payable	19(b)	42,413	171,944
Provisions	16	46,627	419,255
Amounts payable - Fundação CESP	17	13,529	14,627
Insurance payable		4,401	2,379
Other		37,566	2,460
		397,705	794,089
Non current			
Long-term liabilities			
Loans and financing	13	400,713	586
Provisions	16	179,632	348,391
Amounts payable - Fundação CESP	17	129,022	222,566
Special liabilities - reversal/amortization	18	24,053	24,053
Deferred income tax and social contribution			16,374
Other		16,665	
		750,085	611,970
Deferred income		83,510	100,495
Stockholders' equity			
Capital	19(a)	462,000	462,000
Capital reserves	19(d)	2,592,369	2,592,369
Revenue reserves	19(e)	893,772	690,470
Advance for future capital increase		666	666
		3,948,807	3,745,505
Total liabilities and stockholders' equity		5,180,107	5,252,059

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Statements of Income
Years Ended December 31
In thousands of reais, unless otherwise indicated (A free translation of the original in Portuguese)

	Note	2007	2006 (Reclassified)
Operating revenues			
Electricity network usage charges	20	1,548,248	1,387,070
Other revenues		15,046	14,276
		1,563,294	1,401,346
Deductions from operating revenues			
COFINS (tax on revenue)		(64,723)	40,887
PIS (tax on revenue)		(14,036)	8,877
Fuel Consumption Account (CCC)		(56,413)	(50,609)
Energy Development Account (CDE)		(41,922)	(32,404)
Global Reserve for Reversion (RGR)		(35,706)	(34,975)
Research and development (R&D)		(21,437)	(13,908)
Program for the Incentive to the Alternative Sources of Electrical Energy (PROINFA)		(10,174)	(5,201)
Regulatory asset		(3,247)	(92,949)
ISSQN (Service Tax)		(222)	(182)
Net operating revenues		1,315,414	1,220,882
Cost of operation services	21	(102,280)	(353,151)
Gross profit		1,213,134	867,731
Operating income (expenses)			
General and administrative	21	(252,460)	(805,568)
Management fees	21	(4,458)	(1,286)
Financial expenses	22	(271,549)	(71,307)
Financial income	22	119,646	147,860
		(408,821)	(730,301)
Operating profit		804,313	137,430
Non-operating result		78,210	(31,849)
Profit before income tax and social contribution		882,523	105,581
Income tax and social contribution			
Current	23	(90,380)	(214,466)
Deferred	23	(175,397)	172,283
Profit before reversal of interest on own capital		616,746	63,398
Reversal of interest on own capital		238,737	54,354
Net income for the year		855,483	117,752
Number of shares at the end of the year (in thousands)		149,285	149,285,035
Net income per share (2006 - per thousand shares) at the end of the year - R$		5.73	0.79

The accompanying notes are an integral part of these financial statements.

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Statements of Changes in Stockholders' Equity
In thousands of reais

	Capital	Capital reserves
At December 31, 2005	462,000	2,592,369
Realization of profits reserve		
Dividends prescribed		
Net income for the year		
Appropriation of net income		
Interest on own capital (R$ 0.182047 per thousand shares)		
Legal reserves		
Supplementary dividends		
Dividends declared		
At December 31, 2006	462,000	2,592,369
Realization of profits reserve		
Dividends prescribed		
Net income for the year		
Appropriation of net income		
Dividends (R$ 1.609317 per thousand shares)		
Dividends (R$ 1.162283 per share)		
Interest on own capital (R$ 1.337140 per share)		
Interest on own capital (R$ 0.262066 per share)		
At December 31, 2007	462,000	2,592,369

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Revenue reserves					
Legal reserve	Statutory reserve	Unrealized profits	Retained earnings	Advance for future capital increase	Total
86,894	46,200	46,800	592,375	666	3,827,304
		(2,707)	2,707		
			402		402
			117,752		117,752
			(54,354)		(54,354)
5,506			(5,506)		
			(60,599)		(60,599)
			(85,000)		(85,000)
92,400	46,200	44,093	507,777	666	3,745,505
		(2,615)	2,615		
			314		314
			855,483		855,483
			(240,247)		(240,247)
			(173,511)		(173,511)
			(199,615)		(199,615)
			(39,122)		(39,122)
92,400	46,200	41,478	713,694	666	3,948,807

68

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Statements of Changes in Financial Position
Years Ended December 31

In thousands of reais (A free translation of the original in Portuguese)

	Note	2007	2006 (Reclassified)
Financial resources were provided by			
Operations			
Net income for the year		855,483	117,752
Expenses (income) not affecting working capital			
Depreciation and amortization	21	172,662	169,417
Regulatory assets adjustment - PIS/COFINS net			92,949
Long-term monetary and exchange rate variations		2,886	2,083
Residual value of permanent asset disposals		6,211	46,180
Amortization of negative goodwill	3(h)	(16,985)	(16,985)
Deferred income tax and social contribution		41,795	(9,735)
Voluntary Termination Program (PDV)			25,771
Provision for contingencies		(121,292)	18,294
Adjusted net income for the year		940,760	445,726
Third parties			
Increase in non-current liabilities		280,819	1,130
Transfer from long-term receivables to current assets		1,703	6,860
Dividends prescribed		314	402
Donations			394
		282,836	8,786
Total funds provided		1,223,596	454,512
Financial resources were used for			
Long-term receivables		153,170	107,664
Permanent assets			
Investment		1	
Property, plant and equipment		435,782	471,710
Intangible assets		95	505
Deferred charges		3,429	
Transfers from long-term to current liabilities		7,924	4,529
Interest on own capital and dividends	19(b)	652,495	199,953
Total funds provided		1,252,896	784,361
Decrease in working capital		(29,300)	(329,849)
Changes in working capital			
Current assets		(425,684)	3,016
Current liabilities		(396,384)	332,865
Decrease in working capital		(29,300)	(329,849)

The accompanying notes are an integral part of these financial statements.

In thousands of reais, unless otherwise indicated

1 Operations

(a) Objective

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company, is authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to available technology. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo - Eletricidade de São Paulo S.A., was merged into the Company.

In a privatization auction held on June 28, 2006, on the São Paulo Stock Exchange (BOVESPA), pursuant to Notice SF/001/2006, the São Paulo State Government, until then the majority shareholder, sold 31,341,890,064 common shares owned by it, corresponding to 50.10% of common shares issued by CTEEP. The winner of the auction was Interconexión Eléctrica S.A. E.S.P.

The financial settlement of the transaction took place on July 26, 2006, with the resulting transfer of ownership of the aforementioned shares to ISA Capital do Brasil S.A., a Brazilian company controlled by Interconexión Eléctrica S.A. E.S.P., established to operate in Brazil, thus becoming CTEEP's controlling shareholder. Said transaction was approved by ANEEL on July 25, 2006, in accordance with Authorization Resolution no. 642/06, published in the Official Gazette on July 26, 2006.

On September 12, 2006, ISA Capital do Brasil S.A. purchased another 10,021,687 common shares issued by CTEEP, held by the Government of the State of São Paulo, and became the holder of 31,351,911,751 common shares.

On January 9, 2007 ISA Capital do Brasil S.A. acquired, through a public offering auction for acquisition of shares held on BOVESPA, 24,572,554,070 common shares issued by CTEEP, corresponding to 39.28% of the total of this type of shares, pursuant to the public offering notice published on December 4, 2006.

In thousands of reais, unless otherwise indicated

Due to this acquisition, ISA Capital do Brasil S.A. began holding the equivalent to 89.40% of voting capital and 37.46% of total capital of CTEEP. Thus, after the reverse split on July 12, 2007 (Note 19(c)), of a total of 62,558,662 common shares issued by CTEEP, 55,924,465 are owned by ISA Capital do Brasil S.A.

The Company's shares are traded on BOVESPA. Additionally, CTEEP has a Rule 144A American Depositary Receipts - ADRs program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A.

(b) Concessions

Through Ordinance 185, of June 6, 2001, of the Ministry of Mines and Energy - MME, as from July 8, 1995, the concession period of the Company to explore public service of electric energy transmission, including basic network and Other Transmission Facilities (DIT) was extended for 20 years.

As a result, on June 20, 2001, the Contract of Concession of Public Service for the Transmission of Electric Energy 059, was signed between the Company and the Conceding Power, through ANEEL.

The mentioned concession contract was amended on December 14, 2001, due to the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., by the Company. The initially negotiated conditions were maintained, except for the maintenance of the level of the Allowed Annual Revenue (RAP), that has been reduced by approximately 0.58%, in July 2002, and by 3.56%, in July 2003, equivalent to 50% of the efficiency gains expected with the merger, the effects of which have been recognized in ANEEL Resolutions, for those dates.

Due to the acquisition of the shareholding control of CTEEP by ISA Capital do Brasil S.A., occurred on June 28, 2006, the Second Amendment Term to the Concession Contract 059/2001 - ANEEL of CTEEP was signed, on January 29, 2007, in order to reflect this reality of the new controller. In this amendment, the conditions initially negotiated were maintained and a clause added defining that the goodwill paid in the auction, as well as the special liabilities and the amounts arising from the State Law 4,819/58 determined in the Sale Notice SF/001/2006, will not be considered by ANEEL for evaluation of the financial and economic balance of the concession. Also due to this amendment, ISA Capital do Brasil S.A. and Interconexión Eléctrica S.A. E.S.P. (Colombia) are committed to increase capital in CTEEP.

In thousands of reais, unless otherwise indicated

With an offer of R$ 28.9 million, the Company bought batch A of the ANEEL auction 004/2007. This batch comprises the transmission lines Colinas - Ribeiro Gonçalves C2 and Ribeiro Gonçalves - São João do Piauí C2, both of 500 KV, totaling about 720 km of extension, and will be operated by Interligação Elétrica Norte e Nordeste S.A. ("IENE"), company formed on December 3, 2007.

(c) Risk factors and risk management

Due to its activities, the Company's Management assumes risks inherent to its operations related to the market, current legislation, reputation, operating and management systems, solvency, credit, liquidity, currency fluctuations, use of collateral operations, guarantees, etc., besides the risks outside its control such as moratorium, partial or total closing of markets, change in the monetary policy and sovereign risk of the country.

The monitoring of the mentioned risks is the responsibility of the entity managers, using techniques, analyses and controls to minimize their effects, which, however, does not guarantee the full elimination of the inherent risk factors to which the Company is subject.

2 Presentation of the Financial Statements

These financial statements have been approved by the Company's Board of Directors on January 30, 2008.

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil, which are based on:

- Law 6,404/76, amended by Law 9,457/97 and by Law 10,303/01;
- standards and regulations of the Brazilian Securities Commission ("CVM");
- the accounting practices issued by the Institute of Independent Auditors of Brazil ("IBRACON");
- specific legislation standards established by ANEEL applicable to the concessionaries of public service of electric energy that include the Circular Letters of SFF/ANEEL, 2409 of November 14, 2007, 2396 of December 28, 2006 and 059 of January 11, 2007.

In thousands of reais, unless otherwise indicated

ANEEL published Order 3073 of December 28, 2006, that changed the standard in the accounting manual of the public service of electric energy, effective as from January 1, 2007, establishing the reclassification of the consumer charges: Program of Energy Efficiency, Energy Development Account (CDE), Fuel Consumption Account (CCC), Program for the Incentive of the Alternative Sources of Electric Energy (PROINFA) and Research and Development, from Operating Expenses to Deductions from Operating Revenues. In addition to these, certain balances were reclassified in the financial statements for the year ended December 31, 2006 for better comparison with the financial statements of the current year.

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of BOVESPA. Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of these corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of management actions.

In order to improve the information provided to the market, the Company presents, as supplementary information, the following:

(a) Cash flow

Prepared in accordance with NPC 20 of the Institute of Independent Auditors of Brazil (IBRACON), considering the main operations that affected the Company's cash and cash equivalents as stated in Attachment I.

(b) Added-value

Prepared in accordance with CVM Guideline 24/92 and CVM Circular Letter 01/00. The model used is that proposed by NBCT 3.7 as approved by Resolution 1010/05 of the Federal Accounting Council, and presents the value of wealth created by the Company and the manner in which this wealth was distributed to employees, government, external lenders and shareholders, stated in Attachment II.

3 Significant Accounting Practices

(a) Determination of results of operations

Results of operations are determined on the accrual basis of accounting.

(b) Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires management to use estimates to account for certain transactions affecting the Company's assets and liabilities, revenues and expenses, as well as the disclosure of information about the financial statement data. The final results of these transactions and information, upon their actual realization in subsequent periods, may differ from the estimates. The principal estimates related to the financial statements refer to the allowance for doubtful accounts, the provisions for contingencies and the Voluntary Termination Program (PDV).

(c) Financial charges and monetary/foreign exchange variations

Based on the provisions of Accounting Instruction 6.3.10, item 4, of the Accounting Manual for the Electric Energy Public Service, the interest and other financial charges, as well as monetary/foreign exchange variations, relating to financing obtained from third parties, effectively applied in property, plant and equipment in progress, comprise the costs recorded in this subgroup.

(d) Current and non current assets

(i) Financial investments

Financial investments are stated at cost plus accrued income up to the balance sheet date (Note 4).

(ii) Trade accounts receivable

Includes the amounts billed relating to the use of the basic network systems and other transmission facilities (DIT) by the electric power public service concessionaires and companies connected to these systems (Note 5).

In thousands of reais, unless otherwise indicated

(iii) Allowance for doubtful accounts

Comprises amounts whose realization is considered improbable at the balance sheet date.

(iv) Inventories

The materials in stock are appraised and recorded at average cost of purchase, which does not exceed the replacement value.

(v) Investment

Represented by the participation in IENE, formed in December 2007, accounted for on the equity method.

(vi) Property, plant and equipment

The items that comprise the Company's property, plant and equipment are stated at cost of acquisition and/or construction, plus price-level restatements up to December 31, 1995, the Complementary Monetary Adjustment (CMC), introduced by Law No. 8200, of June 28, 1991, interest on stockholders' equity up to December 31, 1998, financial charges, monetary and foreign exchange variations on loans and financing linked to property, plant and equipment in progress; net of the accumulated depreciation and amortization.

Depreciation is computed on the straight-line basis, at annual rates that range from 2% to 8.3% for the assets of the transmission system, 10% for furniture and fixtures and 20% for vehicles, under the terms of ANEEL's Resolution No. 002, of December 24, 1997, amended by ANEEL's Resolution No. 44, of March 17, 1999. As from 2007, the depreciation is computed pursuant to ANEEL's Normative Resolution No. 240, of December 5, 2006.

(vii) Other current and non current assets

Stated at net realizable value.

(e) Current and non current liabilities

Stated at known or estimated amounts, including, when applicable, related charges and monetary or exchange rate variations incurred up to the balance sheet date.

In thousands of reais, unless otherwise indicated

(f) Provisions

Provisions are recorded based on an evaluation of the probability of loss of the ongoing lawsuits, supported by reports prepared by the legal counsel engaged by the Company.

(g) Income tax and social contribution

These are calculated in compliance with the provisions of applicable legislation, based on net income, adjusted by the inclusion of non-deductible expenses and the exclusion of non-taxable revenues and the inclusion and/or exclusion of temporary differences.

(h) Deferred income

Refers to the negative goodwill recorded on the purchase of 49% of the common shares of Empresa Paulista de Transmissão de Energia Elétrica S.A. (EPTE). These shares were held by the São Paulo State Finance Department and Companhia Paulista de Administração de Ativos (CPA) and were purchased on March 26, 1999 by Companhia Energética de São Paulo (CESP). Upon the partial spin-off of CESP, these shares and the negative goodwill were transferred to CTEEP. EPTE was merged into the Company on November 10, 2001.

This negative goodwill is being amortized monthly, on the straight-line basis, over the concession period of EPTE, the maturity of which is December 2012.

(i) Employee benefits

The Company sponsors pension and heath care plans for its employees, which are managed by Fundação CESP. The actuarial liabilities were calculated on the projected unit credit method, as set forth by CVM's Resolution No. 371, of December 13, 2000.

(j) Changes introduced by Law 11,638/07

On December 28, 2007, Federal Law 11,638/07, which alters and revokes certain provisions of the Brazilian Corporate Law (Law 6,404, of December 15, 1976), was issued. In general terms, the new Law permits the harmonization of the accounting practices adopted in Brazil with the international accounting standards deriving from the standards issued by the International Accounting Standards Board.

The main changes introduced by the law that may impact the Company include:

In thousands of reais, unless otherwise indicated

(i) criteria for the evaluation of assets, related to investments in financial instruments, to the rights classified of intangible assets and to the asset elements arising from long-term operations, and of liabilities, related to the obligations, charges and risks classified in long-term liabilities, including in the cases of transformation, merger, combination and split-off;

(ii) in the statement of income, inclusion of information on the participations of debentures, employees and managers, even when paid in the form of financial instruments and of institutions or employee assistance and pension plans, not characterized as expense;

(iii) presentation of the statements of cash flow and added-value.

The Company's comments in relation to these changes are as follows:

	Changes	Company's Comments
1.	Cash flow in replacement of Statement of Changes in Financial Position.	Cash flow is already presented
2	Statement of added-value.	Statement of added-value already presented.
3	Segregation of commercial and tax accounting	Evaluating together with the legislation of the Public System of Digital Bookkeeping (SPED).
4	Intangible, permanent assets and adjustments of equity evaluation.	CVM Deliberation 488/05 applies Adjustment of Equity Evaluation will be implemented.
5	Criteria for the classification and evaluation of assets.	Applies based on Law 6,404/76 and CVM Deliberation 183/95.
6	Adjustment to present value of asset and liability operations.	Awaiting the issue of regulation by CVM.
7	Degree of recovery of intangible assets, property, plant and equipment and deferred charges.	CVM regulations apply.
8	Operations of merger, combination or split-off.	Applicable, if these occur.
9	Evaluation of associated companies on the equity method.	Applies based on CVM Instruction 247/96.
10	Creation of reserve of tax incentives.	Will be applicable, if any.
11	Elimination of revaluation reserve.	Complies with CVM Deliberation 183/95.
12	Elimination of capital reserve.	Applies CVM regulations.

In thousands of reais, unless otherwise indicated

The Company already adopts the practice of preparation of the Statement of Cash Flow and the Statement of Added-Value and is analyzing the other impacts of the changes introduced by the new law mainly in relation to the creation of new sub groups of accounts, introduction of new criteria for classification and evaluation of financial instruments and to the concept of Adjustment to Present Value for the long-term asset and liability operations and for the significant short-term operations.

4 Cash and Cash Equivalents

	2007	2006
Cash and banks	12,696	11,225
Financial investments	177,880	503,246
	190,576	514,471

The financial investments refer to Bank Deposit Certificates and Debentures, whose yield is linked to the variation of the Interbank Deposit Certificate (CDI) and have daily liquidity.

5 Trade Accounts Receivable

The Company's customers are concessionaries of public service of electric energy and free consumers, connected to the Company's facilities.

	2007			2006
	Current	Long term	Total	Total
Basic network	192,800	48,489	241,289	154,590
Other Transmission Facilities (DIT)	23,599	3,941	27,540	9,411
	216,399	52,430	268,829	164,001

The trade accounts receivable are guaranteed by collaterals and/or accesses to current accounts operated by the National System Operator (ONS) or directly by the Company and are distributed by maturity as follows:

In thousands of reais, unless otherwise indicated

	2007	2006
Not yet due	256,607	151,939
Overdue		
Up to 30 days	46	59
From 31 to 60 days	12	2
Over 61 days	12,164	12,001
	12,222	12,062
	268,829	164,001

6 Amounts Receivable - State Finance Department

	2007			2006
	Current	Long term	Total	Total
Agreement for the recognition and consolidation of liabilities (i)	13,272	47,557	60,829	64,880
Payroll processing - Law 4,819/58 (ii)		193,101	193,101	92,916
Sale of property (iii)	2,758	9,885	12,643	13,486
Labor proceedings - Law 4,819/58 (iv)		71,410	71,410	50,080
Family allowance - Law 4,819/58 (v)		2,218	2,218	2,218
Allowance for doubtful accounts		(2,218)	(2,218)	(2,218)
	16,030	321,953	337,983	221,362

(i) Agreement for the Recognition and Consolidation of Liabilities

On May 2, 2002, an Agreement for the Recognition and Consolidation of Liabilities was entered into with the São Paulo State Finance Department, in which the State Government acknowledges and admits that it owes to the Company the amounts corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, in the period from 1990 to 1999, for paying supplemental retirement and pension payrolls, arising from benefits under the terms of State Law No. 4819/58. The amount admitted was adjusted up to January 2002, by the variation of the Fiscal Unit of the São Paulo State Government (UFESP), and, as from February 2002, by the monthly variation of the General Market Price Index (IGP-M), plus 6% per annum. The reimbursement will be made in 120 monthly installments, starting on August 1, 2002 and with final settlement on July 1, 2012.

In thousands of reais, unless otherwise indicated

(ii) Processing of the Payroll - Law 4819/58

The amount of R$ 193,101 refers to the remaining balance of the processing of the payroll of the supplemental pension plan regulated by State Law No. 4819/58, R$ 1,426 of which through individual injunctions from January to August 2005 and R$ 191,675 from September 2005 to December 2007 as a result of a court decision by the 49th Labor Court of São Paulo, whose payments are made by Fundação CESP, with resources received from the State Government and passed on by the Company (Note 28). This balance will not be monetarily adjusted and no earnings will be recorded until the State Government approves its actual payment to the Company.

(iii)Sale of a property

On July 31, 2002, a Private Transaction Instrument was signed, providing for the sale of a property, the recognition of liabilities and commitment to pay, with the State Finance Department, in which the State Government acknowledges and admits that it owes to the Company an amount corresponding to the market value of the total area of the property occupied by the State Government which is being partially used for the construction of prison units.

Therefore, the State Government committed to reimburse the Company of said amount in 120 monthly installments, the first of which on August 1, 2002 and final settlement on July 1, 2012, adjusted by the monthly variation of the General Market Price Index (IGP-M) plus interest of 6% per annum.

(iv)Labor proceedings - Law 4819/58

These refer to certain labor proceedings settled by the Company, relating to employees who retired supported by State Law No. 4819/58, which are the responsibility of the State Government. This balance is not monetarily adjusted and no earnings will be recorded until the State Government approves its actual payment to the Company.

(v) Family allowances - Law 4819/58

CESP - Companhia Energética de São Paulo made advances for the payment of monthly expenses related to family allowances arising from the benefits of State Law No. 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, the Company's management recorded an allowance for doubtful accounts, in non-current assets, in the amount of R$ 2,218.

In thousands of reais, unless otherwise indicated

7 Taxes and Contributions to Offset

	2007	2006
Income Tax	40,710	26,747
Social Contribution	14,862	8,596
COFINS	1,091	22,157
PIS	353	29,727
Other	801	869
	57,817	88,096

8 Deferred Income Tax and Social Contribution

These refer to tax credits on the temporary differences in the determination of taxable income, mainly the provisions for contingencies and the Voluntary Termination Program (PDV).

These credits, both current and long-term, will be realized as the contingencies and other related events are resolved.

9 Pledges and Restricted Deposits

In long-term receivables, in view of the uncertainties about the outcome of the lawsuits object of deposits, the Company's procedure is to maintain them at their nominal value, not recording any type of monetary restatement or earnings. The balance is composed as follows:

	2007	2006
Judicial deposits (Note 16)	43,278	59,738
Assessments - ANEEL (*)	6,317	6,317
Tax on Bank Accounts Outflow (CPMF)	199	144
	49,794	66,199

In thousands of reais, unless otherwise indicated

(*) Refer to two deposits in connection with lawsuits to annul ANEEL assessment notices issued because of disturbances in the transmission system in February 1999 and January 2002. The first one, deposited on January 17, 2000, in the amount of R$ 3,040, was required in an annulment action filed by the Company against ANEEL, arising from the assessment notice 001/1999-SFE which fined the Company under allegation of practice of violations for obstructing the inspection related to the disturbances arising from the interruption of the transmission and distribution of electric energy in most of Southeast and Middle West regions; non-compliance with the determinations of the "inspection report"; and non-compliance with the legal duty of rendering proper service. The second one, deposited on June 17, 2003, in the amount of R$ 3,277, relates to the issue of assessment notice 005/2002-SFE, on May 7, 2002, as a consequence of punitive administrative process brought by ANEEL, for the breakage, on January 21, 2002, of one sub conductor of transmission line of 440 kV between the sub stations of the Company in the Power Plant of Ilha Solteira and Araraquara. The Company's legal advisors understand that it is not practicable to determine whether its position in both cases will prevail.

10 Investment

Refers to the participation in IENE, formed on December 3, 2007 with the objective of exploiting the public service concession of electric energy, in particular the transmission lines bought in Batch A of ANEEL Auction 004/2007.

IENN capital is R$ 1, comprising 1,000 common nominative shares, 99.99% of which owned by CTEEP.

11 Property, Plant and Equipment

			2007	2006	
	Cost	Accumulated depreciation	Net	Net	Average annual depreciation rates - %
In service					
Land (i)	44,538		44,538	44,680	
Buildings, construction and improvements	584,813	(372,080)	212,733	229,183	3.64
Machinery and equipment	5,298,974	(2,439,731)	2,859,243	2,706,096	2.96
Vehicles	15,405	(14,526)	879	2,511	20.00
Furniture and fixtures	24,198	(14,374)	9,824	10,032	10.00
	5,967,928	(2,840,711)	3,127,217	2,992,502	

In thousands of reais, unless otherwise indicated

	2007			2006	
	Cost	Accumulated depreciation	Net	Net	Average annual depreciation rates - %
In progress	967,998		967,998	845,847	
Special liabilities (ii)					
Donations received	(16,068)		(16,068)	(16,284)	
	6,919,858	(2,840,711)	4,079,147	3,822,065	

In accordance with articles 63 and 64 of Decree no. 41,019, of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution no. 20, of February 3, 1999, regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(i) Land owned by the Company in São José dos Campos, whose book value is R$ 114. The land has been pledged as collateral for an IPTU (municipal real estate tax) collection proceeding (Note 16(b)(ii)).

(ii) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

12 Intangible Assets

	2007	2006
Rights of way	57,449	57,354
Others	151	151
	57,600	57,505

In thousands of reais, unless otherwise indicated

13 Loans and Financing

	2007			2006
	Current	Long term	Total	Total
Local currency				
BNDES (i)	1,881	400,177	402,058	
Banco Safra (ii)	50,172		50,172	
Banco Alfa (iii)	70,000		70,000	
Banco do Brasil (iv)	10,082		10,082	
Eletrobrás	56	536	592	642
	132,191	400,713	532,904	642

(i) On September 17, 2007, the Company signed a loan agreement with the National Bank for Economic and Social Development (BNDES), in the amount of R$ 764.2 million. This amount accounts for 70% of the total investment, which includes construction aimed at system improvements, reinforcements, modernization of the current transmission system and new projects, and is part of the 2006/2008 Pluriannual Investment Plan. On October 25, 2007, R$ 400.0 million was released. The remaining R$ 364.2 million should be released by October 2008.This loan bear monthly charges of 2.3% p.a. above the Long-term Interest rate (TJLP). Repayment will be in 78 monthly installments from January 2009. Up to the beginning of repayment, interest is paid quarterly. As guarantee, the Company has given bank sureties contracted on October 10, 2007, effective up to December 15, 2015, from the banks Bradesco and Santander, at the cost of 0.70% p.a., with quarterly maturities.

(ii) Refers to a loan agreement with Banco Safra, entered into on June 28, 2007, in the amount of R$ 50,000, effective up to March 18, 2008. This loan bears monthly charges at the rate of 101.9% of the daily average of the Interbank Deposit Certificate (CDI) falling due on the first business day of each month.

(iii)Refers to loan contracts with Banco Alfa, entered into on July 20 and October 17, 2007 in the amount of R$ 50,000 and R$ 20,000, respectively, effective up to May 26, 2008. This loan bears monthly charges at the rate of 103.85% of the daily average of CDI falling due on the last business day of each month.

In thousands of reais, unless otherwise indicated

(iv)Refers to a loan contract with Banco do Brasil, entered into on September 28, 2007 in the amount of R$ 10,000, effective up to May 28, 2008. This loan bears monthly charges at the rate of 103.0% of the daily average of CDI falling due on the last business day of each month.

Total or partial repayment may be made at any time during the contract period.

14 Taxes and Social Charges Payable

	2007	2006
Income Tax	30,526	2,023
Social Contribution	10,820	728
COFINS	5,575	4,579
Scholarship program (*)	3,241	3,532
INSS (social security contribution)	2,419	4,322
PIS	1,327	993
FGTS (severance pay fund)	882	1,946
Other	3,916	4,240
	58,706	22,363

(*) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

15 Regulatory Charges Payable

	2007	2006
Research and Development (P&D)	14,367	10,521
Energy Development Account (CDE)	6,026	3,416
Fuel Consumption Account (CCC)	5,490	5,664
Global Reversion Reserve (RGR)	4,600	5,409
Program for the Incentive to the Alternative Sources of Electric Energy (PROINFA)	2,091	475
Inspection fee - ANEEL	548	553
	33,122	26,038

In thousands of reais, unless otherwise indicated

16 Provisions

	2007			2006
	Current	Long term	Total	Total
Vacation pay and payroll charges	8,606		8,606	31,220
Profit sharing (PLR)	9,290		9,290	17,155
Voluntary Termination Program (PDV)	24,187	16,464	40,651	396,651
Sundry indemnities	4,544		4,544	
Contingencies		163,168	163,168	322,620
	46,627	179,632	226,259	767,646

(a) Voluntary Termination Program (PDV)

The Company, which had 2,737 employees as of October 31, 2006, approved a Voluntary Termination Program, with an adhesion period from November 21 to November 30, 2006 obtaining 1,534 adhesions.

Due to this fact, there were 1,486 employee terminations, 1,163 of which in 2007 and 323 in 2006, which represented expenses of R$ 356,000 and R$ 78,979, respectively. The expenses with the PDV include financial incentives, Government Severance Indemnity Fund for Employees (FGTS) fine, prior notice and health care assistance, among others.

(b) Provision for Contingencies

On a quarterly basis, the contingencies are assessed and classified as regards the probability of an unfavorable outcome, as follows:

	2007			2006		
Type	Provision	Judicial deposits	Net	Provision	Judicial deposits	Net
Labor (i)	139,079	(16,302)	122,777	145,407	(14,389)	131,018
Civil	4,926		4,926	1,023		1,023
Tax - IPTU (ii)	11,094		11,094	130,841		130,841
Tax - COFINS (iii)		(18,907)	(18,907)	38,524	(38,524)	
Social security - INSS (iv)	8,069	(8,069)		6,825	(6,825)	
	163,168	(43,278)	119,890	322,620	(59,738)	262,882

In thousands of reais, unless otherwise indicated

Judicial deposits are recorded in current and non-current assets under "Pledges and restricted deposits".

The Company is a party to tax, labor and civil lawsuits, whose unfavorable outcomes are regarded as possible by management, based on the assessment of its legal counsel, in the estimated amount of R$ 31,282 (2006 - R$ 16,639), mainly labor lawsuits, for which no provisions have been recorded.

(i) Labor

The Company assumed responsibility for certain lawsuits at different courts, mainly arising from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

(ii) Tax - Municipal Real Estate Tax (IPTU)

The Company recognizes a provision to cover debts with the municipal governments of São Paulo, related to administrative processes for the rectification of areas, in the amount of R$ 11,094.

The debts with the municipality of São José dos Campos, due to the Supplementary Law 335/07, have been negotiated with that municipality and settled for R$ 39,141, with a rebate of R$ 21,740 recorded as gain under the caption " general and administrative expenses".

(iii)Social Contribution on Revenues (COFINS)

The Company is challenging in court the constitutionality of the increase in the COFINS rate and calculation basis, in the amounts of R$ 27,392 and R$ 11,132, respectively.

The Company obtained a favorable outcome as regards the increase in the calculation basis and an unfavorable outcome in relation to the increase in the rate. Accordingly, in the third quarter of 2007, the Company reversed the portion of the provision related to the increase in the calculation basis against results and that referring to the increase in the COFINS rate against the related judicial deposit. The Company has started a process to release the judicial deposit which, as adjusted, corresponds to R$ 18,907.

(iv)National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, management decided to establish a prevision and made a judicial deposit in the amount of R$ 8,069, recorded in non-current assets, under "Pledges and restricted deposits".

In thousands of reais, unless otherwise indicated

17 Amounts Payable - Fundação CESP

Based on appraisal prepared by independent actuaries to calculate the actuarial liability, the Company recorded in the result for the year an accumulated gain in the amount of R$ 96,814. Accordingly, the liability balance presented represents the restated liability of the Company related to the supplementary pension and health assistance plans maintained with Fundação CESP.

(a) Plan "A" - Supplementary pension plan

Regulated by State Law 4819/58, applied to employees hired up to May 13, 1974, determines supplementary pension plan benefits, additional leave entitlements and family allowance. The resources necessary to cover the charges assumed in this plan are total responsibility of the applicable authorities of the State of São Paulo Government, and therefore, with no risk and additional cost to the Company (Note 27).

(b) Plan "B" and "B1" - supplementary pension plan

Plans "B" and "B1", regulated by Law 6435/77 and managed by Fundação CESP, are sponsored by the Company, providing supplementary pension plan benefits, the reserves of which are determined by the financial system of capitalization.

The so called Plan "B" refers to Benefício Suplementar Proporcional Saldado - BSPS, calculated on December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), in accordance with current regulation, and its actuarial financial and economic balance was determined at the time. The annual actuarial technical result of this plan (deficit or surplus) is the full responsibility of the Company.

On January 1, 1998 (CTEEP) and on April 1, 1998 (EPTE), the Company implemented Plan "B1", which defines contributions and parity responsibilities between the Company and the participants, to maintain the actuarial financial and economic balance of the plan. This plan provides pension benefits to its employees, former employees and related beneficiaries, in order to supplement the benefits provided by the official Social Security system. The main characteristic is the mixed model, composed of 70% as Defined Benefit (BD) and 30% as Defined Contribution (CD). At the date of retirement the Benefit Plan of Defined Contribution (CD) becomes Defined Benefit (BD).

In thousands of reais, unless otherwise indicated

(c) Plan PSAP - Transmissão Paulista

On January 1, 2004, the plans sponsored by the Company, as well as those of the extinguished EPTE, were merged financially, and the individual characteristics of the related plans maintained, thus constituting the PSAP Plan - Transmissão Paulista.

(d) Statement - CVM Deliberation 371/00

The main financial and economic information of the plan PSAP-Transmissão Paulista-BD (CTEEP/EPTE), in conformity with CVM Deliberation 371, of December 13, 2000, and based on the actuarial reports is as follows:

(i) Reconciliation of assets and liabilities

	2007	2006
Fair value of the asset	1,774,274	1,501,836
Total actuarial liabilities	(1,506,892)	(1,428,775)
Gains to be recognized in future years	(396,816)	(240,489)
Net liabilities	(129,434)	(167,428)

(ii) Changes in the plan assets

	2007	2006
Fair value of assets at the beginning of the year	1,501,836	1,309,879
Employer contributions	10,244	19,579
Employee contributions	2,900	4,192
Return on investments	361,421	202,239
Benefits paid	(122,242)	(34,349)
Transfer from defined contribution to defined benefit	20,115	296
Fair value of the assets at the end of the year	1,774,274	1,501,836

In thousands of reais, unless otherwise indicated

(iii) **Changes in actuarial liabilities**

	2007	2006
Present value of the net actuarial liability at the beginning of the year	1,428,775	1,344,498
Costs of current services	8,284	9,281
Cost of interest	146,307	137,677
Actuarial gain/loss	25,653	(24,871)
Agreements paid		(3,757)
Benefits paid	(122,242)	(34,349)
Transfer from defined contribution to defined benefit	20,115	296
Present value of the net actuarial liability at the end of the year	1,506,892	1,428,775

(iv) **Plan participants**

	2007	2006
Active	1,542	2,746
Inactive		
Retired	1,534	687
Retirement for disability	30	30
Pensioners	71	65
	1,635	782
	3,177	3,528

(v) **Actuarial assumptions used**

	2007	2006
Discount rate of the present value of actuarial liabilities - %	10.24	10.24
Expected return rate on the plan assets - %	11.28	11.28
Future salary increase rate - %	7.12	7.12
Index for readjustment of regular benefits granted - %	4.00	4.00
Capacity factor of the benefit/salary maintaining its acquisitive power - %	97.84	97.84

In thousands of reais, unless otherwise indicated

	2007	2006
Turnover rate	Zero	Zero
General mortality table	AT-83	UP-94
Disability table	Light-Media	Light-Media
Mortality table of disabled employees	AT-49	IAPB-55
Mortality table of active employees	Method of Hamza	Method of Hamza

18 Special Liabilities - Reversal/Amortization

Refer to the resources arising from the reversion reserve, amortization and portion held at the Company, of the monthly quotas of the Global Reversion Reserve (RGR), related to investments of resources for expansion of the public service of electric energy and amortization of loans obtained for the same purpose, occurred up to December 31, 1971. The manner for the settlement of these liabilities is not defined by the Conceding Power.

19 Stockholders' Equity

(a) Capital

The Company's authorized capital at December 31, 2007 and 2006 is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are book-entry nominative shares without par value.

Subscribed and paid-up capital at December 31, 2007 and 2006 is R$ 462,000, represented by 62,558,662 common shares (2006 - 62,558,662,803) and 86,726,372 preferred shares (2006 - 86,726,372,193), totaling 149,285,034 shares (2006 - 149,285,034,996).

Common shares are entitled to one vote in the decisions of the general stockholders' meetings.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

In thousands of reais, unless otherwise indicated

(b) Payment of dividends and interest on own capital

At an Extraordinary General Meeting held on July 10, 2007, the Board of Directors determined the payment of dividends to the shareholders, in the amount of R$ 240,247, which corresponds to R$ 1.609317 per thousand shares. The payment commenced as of July 18, 2007.

At the Extraordinary Meeting held on October 1, 2007, The Board of Directors determined the payment of dividends to the shareholders in the amount of R$ 173,511, which corresponds to R$ 1.162283 per share. The payment commenced as of October 17, 2007.

At the Ordinary Meetings held on October 31 and December 10, 2007, the Board of Directors determined the payment of interest on own capital in the amounts of R$ 199,615 and R$ 39,122, which correspond to R$ 1.337140 and R$ 0.262066 per share, with payments on November 19, 2007 and January 18, 2008, respectively.

(c) Reverse stock split

At an Extraordinary General Meeting (AGE) held on July 12, 2007, the stockholders approved the proposal of the Board of Directors in their meeting held on June 18, 2007 for the reverse stock split of the Company's shares at the ratio of one new share for each existing one thousand shares of each class.

This reverse stock split will not change the amount of the Company's capital and its aim is to align with the trading standards adopted by the São Paulo Stock Exchange (BOVESPA), as the latter has been instructing publicly-held companies to adopt a unit quotation for their shares instead of the quotation per one thousand shares. This should allow for more favorable conditions in the trading of the shares issued by the Company.

(d) Capital reserves

	2007
Subsidies for investment - CRC	1,802,084
Remuneration of construction in progress (*)	633,053
Donations and subsidies for investments	150,489
Tax incentives - FINAM	6,743
	2,592,369

In thousands of reais, unless otherwise indicated

(*) These are credits resulting from the capitalization of the remuneration calculated on own capital resources used during the construction of fixed assets, applied to the construction in progress and that can only be used to increase capital. As from 1999, the Company abandoned this practice, as permitted by the Accounting Manual of the Public Service of Electric Energy.

(e) Revenue reserves

(i) Legal reserves

Constituted at 5% of net income for the year, before any appropriations, up to the limit of 20% of capital. This limit was reached in 2006.

(ii) Statutory reserve

The Company by-laws determine the constitution of this reserve at the rate of 20% of net income for the year, less legal reserve and mandatory minimum dividends, up to the limit of 10% of capital. Accordingly, at December 31, 2002, with the appropriation of part of net income for that year, this reserve attained its limit, with no new appropriations for the subsequent years.

(iii) Unrealized profits reserve

The unrealized profits result from the credit balance of net monetary restatement up to 1995. This reserve is realized in the proportion of property, plant and equipment depreciation. The amounts realized are transferred to the account "Retained earnings" monthly.

20 Revenues from Electricity Network Usage

Revenues from electricity network usage, for 2007, amounted to R$ 1,548,248 (R$ 1,387,070 in 2006). This revenue comprises the following:

	2007	2006
Basic network		
Existing assets	1,062,440	1,038,691
New investments	236,746	140,590
Surplus (deficit)	11,270	2,481
Adjustment	11,799	
	1,322,255	1,181,762

In thousands of reais, unless otherwise indicated

	2007	2006
Other Transmission Facilities - DIT		
Existing assets	74,951	84,754
New investments	22,722	21,571
Adjustment	8,751	
	106,424	106,325
Charges		
Fuel Consumption Account - CCC	62,163	59,747
Energy Development Account - CDE	46,195	37,941
PROINFA	11,211	6,635
	119,569	104,323
Adjustment		(5,340)
	1,548,248	1,387,070

(a) Allowed Annual Revenue (RAP) of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the Miguel Reale Substation Expansion project, whose investment value used to calculate the RAP was R$ 323,236.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164.

Due to the reduction in the investments in said project, the related annual amount of the RAP beginning July 2005 was then reduced by R$ 32,251. The Company considers this reduction invalid and filed Official Circular OF/F No. 2,828, of July 8, 2005, with ANEEL requesting its restoration.

On March 2, 2006, through Official Letter No. 321/06, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

On March 23, 2006, through Official Letter OF/F No. 1,372/06, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of the SFF's position.

In thousands of reais, unless otherwise indicated

(b) Periodic review of Allowed Annual Revenue (RAP)

In accordance with Concession Agreement No. 59, signed with the Federal Government on June 20, 2001, through the intermediation of ANEEL, every four years as from the date on which this agreement was signed, ANEEL will make a periodic review of the Allowed Annual Revenue (RAP) of electric energy transmission related to the installations of authorized projects whose business operations commenced after December 31, 1999, for the purpose of promoting efficiency and low rates, in accordance with the methodology approved by Normative Instruction No. 257, of March 6, 2007.

Through Resolution No. 488, of June 26, 2007, the result of the first periodic rate review of Companhia de Transmissão de Energia Elétrica Paulista - CTEEP was approved, reducing the new Allowed Annual Revenue (RAP) by 26.15%, to be applied to the Basic Network - New Facilities (RBNI) and Other Facilities - New Investments (RCDM) portions effective on July 1, 2005.

The effects of this rate recomposition were backdated to July 1, 2005. The difference in the amounts collected from July 2005 to June 30, 2007, amounting to R$ 66,688, will be offset in 24 (twenty-four) months by means of the contractual instrument of an adjustment portion. The effects referring to the period from July 1, 2007 to June 30, 2008 were considered in Approving Resolution No. 496.

(c) Annual revenue adjustment

On June 29, 2007, Approving Resolution No. 496 was issued, establishing CTEEP's annual allowed revenues for making available the transmission facilities that comprise the Basic Network and Other Transmission Facilities, for a twelve-month cycle from July 1, 2007 to June 30, 2008.

According to the mentioned Resolution, the Allowed Annual Revenue (RAP) of CTEEP, which was R$ 1,314,400 on July 1, 2006, started to be R$ 1,478,456 on July 1, 2007, which represents an increase of R$ 164,056 or 12.5%.

The analysis of the revenue effective from July 1, 2007 to June 30, 2008 is as follows:

Basic network	
Existing assets	940,542
New investments	174,618
	1,115,160

In thousands of reais, unless otherwise indicated

Other Transmission Facilities (DIT)	
Existing assets	270,584
New investments	20,060
	290,644
LT Chavantes Botucatu	12,047
Adjustment portion	60,605
	1,478,456

21 Cost of Services and General and Administrative Expenses

	2007	2006
Personnel	114,578	819,836
Services	71,022	96,135
Depreciation	172,662	169,417
Other	936	74,617
	359,198	1,160,005

22 Financial (Expenses) Income

	2007	2006
Income		
Income from financial investments	22,847	78,403
Interest on assets	19,203	5,154
Amortization of negative goodwill	16,985	16,985
Monetary and exchange rate variations	58,683	36,223
Other	1,928	11,095
	119,646	147,860

In thousands of reais, unless otherwise indicated

	2007	2006
Expenses		
Interest on own capital	(238,737)	(54,354)
Interest on liabilities	(20,975)	(8,192)
Tax on Bank Accounts Outflows - CPMF	(8,859)	(6,728)
Charges on RGR	(2,978)	(2,033)
	(271,549)	(71,307)
Financial result, net	(151,903)	76,553

23 Income Tax and Social Contribution on Net Income

The Company records monthly provisions for income tax and social contribution on the accrual basis, calculated based on monthly trial balances (for tax suspension and reduction purposes).

	2007	2006
Profit before income tax and social contribution	882,523	105,581
Rates - %	34	34
Income tax and social contribution expense	(300,058)	(35,898)
Income tax and social contribution on permanent additions (exclusions)	34,281	(6,285)
Income tax and social contribution effective expense	(265,777)	(42,183)
Income tax and social contribution		
Current	(90,380)	(214,466)
Deferred	(175,397)	172,283
	(265,777)	(42,183)

In thousands of reais, unless otherwise indicated

24 Sale of the Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was signed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, whose market price is R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, deferred taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

On February 27, 2007, through a Private Transaction Agreement entered into by and between Eletropaulo and CTEEP, the parties agreed to the following:

(a) The real property subject to the collection lawsuits was appraised at R$ 125,265, and, accordingly, the Company recorded financial income due to monetary adjustment of R$ 54,769.

(b) From the agreed-upon amount mentioned in the prior item, R$ 35,562 was deducted as IPTU (Municipal Real Estate Tax) levied on real properties that, upon the partial spin-off of Eletropaulo, were transferred to EPTE, which was in turn merged into CTEEP. This amount was originally due by CTEEP to the São Paulo Municipal Government, and settled by Eletropaulo at the time it joined REFIS (Tax Debt Refinancing Program) of the Municipality of São Paulo, resulting in Eletropaulo's receivable from CTEEP.

(c) Accordingly, on March 6, 2007, Eletropaulo made a deposit in the amount of R$ 89,703 in an account at Banco ABN AMRO REAL S.A., whose release to CTEEP was linked to the publication of the ratification decision by one of the courts involved in this settlement, which occurred on March 19, 2007.

(d) On March 27, 2007, through letter CT/P/918/2007, CTEEP requested from Banco ABN AMRO REAL S.A. the transfer of the total amount to its investment account, thus terminating the disposal process of CETEMEQ.

(e) Eletropaulo assumes the commitment to provide for the regularization of the ownership status of the real properties transferred by it to EPTE/CTEEP, subject of the agreement in question, as well as any others that may be in its possession but belonging to CTEEP, as a result of the Memorandum for Partial Spin-off of Eletropaulo, dated December 22, 1997.

25 Financial Instruments

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to the basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent to the Company's operations may be identified as follows:

(a) Credit risk - the Company has agreements with the National Electric System Operator (ONS), concessionaires and other agents for regulating the provision of services related to the basic network for 215 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 32 concessionaires and other agents, with a bank guarantee clause.

(b) Price risk - pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every four years (Note 20(b)).

(c) Interest rate risk - the restatement of financing agreements is subject to TJLP and CDI variation (Note 13).

The carrying amounts of asset and liability financial instruments, compared with the amounts that might be obtained in active market trading, or in the absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their market values.

26 Insurance Coverage

The specification by type of risk of the Company's insurance is as follows:

In thousands of reais, unless otherwise indicated

		Reais	
Type	Coverage	Amount insured	Premium
Assets	02.12.07 to 02.12.08	2,183,349	3,766
Civil liability	17.10.07 to 17.10.08	15,000	294
National transports	30.09.07 to 30.09.08	350,000	32
Collective personal accident	01.05.07 to 01.05.08	46,225	18
Vehicles	02.03.07 to 02.03.08	Market value	29
		2,594,574	4,139

(a) Assets

Coverage against fire and electrical damage for equipment installed in the transmission sub stations, buildings and their related contents, warehouses and facilities.

(b) Civil liability

Coverage of the repairs for involuntary damage, personal and/or material damage to third parties, as a consequence of the Company operations.

(c) National transports

Coverage of damages caused to the Company assets and equipment, transported within Brazil.

(d) Collective personal accidents

Coverage against personal accidents to executives, interns and trainees.

(e) Vehicles

Coverage against collision, fire, theft and third parties.

In addition, the Company has a US$ 10 million coverage for its directors (D&O), in connection with the policy of its controlling shareholder, ISA Capital do Brasil S.A.

In thousands of reais, unless otherwise indicated

27 Collection Lawsuit by ELETROBRÁS against Eletropaulo and EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. - "Eletropaulo") referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily adjusting said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the aforementioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact adjusted amount available in the escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the adjusted amount of the escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the financing agreement, charging R$ 429 million to Eletropaulo and R$ 49 million to EPTE, understanding that EPTE would pay its part with the adjusted amounts of the escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the aforementioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP.

In thousands of reais, unless otherwise indicated

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

Due to said acceptance by the Superior Court of Justice, on December 4, 2006 Eletropaulo filed a special appeal, which was rejected, according to the decision published on April 16, 2007. In light of the Superior Court of Justice's decision, understanding that the pre-execution exception offered by Eletropaulo is not suitable, unless the execution of the decision is amended or suspended, which is not probable, the Company believes that ELETROBRÁS will insist on execution of the decision, as described above.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its Management and legal counsel, is only liable for the payment equivalent to the adjusted amount of the escrow deposits made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

The total contingency is currently estimated at approximately R$ 949,696.

28 Supplementary Pension Plan Regulated by State Law no. 4,819/58

(a) Significant event

(i) July 19, 2005

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by State Law no. 4,819/58. This plan applies to employees hired through May 13, 1974, as mentioned in Note 23.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the applicable agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed

In thousands of reais, unless otherwise indicated

until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit no. 1,339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law no. 4,819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the website of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC No. 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law no. 4,819/58.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo."

(ii) January 27, 2006

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law no. 4,819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in Note 22 of the quarterly information of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to Fundação CESP, having received R$ 14,976 from the State Finance Department for this

In thousands of reais, unless otherwise indicated

purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49th Labor Court currently applies to 5,528 beneficiaries. The State Finance Department continues directly paying 794 benefits established by State Law no. 4,819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law no. 4,819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law no. 4,819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests."

(iii) February 24, 2006

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction no. 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law no. 4,819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law no. 4,819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests."

(b) Decision of the 49th Labor Court of São Paulo

On May 2, 2006, the 49th Labor Court of São Paulo rendered a decision on the above-mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice of July 19, 2005), in addition to ordering the payment of amounts falling due. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the Labor Court directly seeking the amounts established by State Law no. 4,819/58, annulled the decision of the 49th Labor

In thousands of reais, unless otherwise indicated

Court of São Paulo and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by State Law no. 4,819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through transfer from CTEEP as occurred in accordance with the decision of the 49th Labor Court of São Paulo, now annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court of São Paulo, which ordered the payment of pension plan benefits as per State Law no. 4,819/58 by Fundação CESP, using cash resources from the State of São Paulo transferred by CTEEP, shall prevail.

(c) Current situation

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court of São Paulo, as well as the decision of the Superior Court of Justice, CTEEP passed on to Fundação CESP, in the period of September 2005 to December 2007, the amount of R$ 642,915 for payment of benefits under State Law no. 4,819/58, having received from the State Finance Department the amount of R$ 451,240 for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, of R$ 191,675, is being claimed by the Company at the administrative level (Note 6).

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court of São Paulo applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that "in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim no. 1,145/2005-6, in progress at the 49th Labor Court of São Paulo". On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of State Law no. 4,819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

In thousands of reais, unless otherwise indicated

In view of the Significant Event Notices above, the State Attorney General, by Official Letter no. 01, dated February 10, 2006, and respective Technical Note no. 01/06, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court of São Paulo. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision.

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court of São Paulo so as to return the responsibility for the pension plan benefit payment established by State Law no. 4,819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law no. 4,819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "Accounts receivable - São Paulo State Finance Department" (Note 6).

29 Corporate Restructuring

During 2007, the Company issued the following significant notices:

(a) On May 14

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction 358/02 and with the provision of paragraph 4 of article 157, of Law 6,404/76, communicates to its shareholders and investors in general that, on April 23, 2007,entered into an Association Agreement the parties of which are, Interconexion Elétrica S.A. E.S.P. ("ISA"), Interligação Elétrica de Minas Gerais S.A. ("IEMG") and CTEEP, and, on the other hand Control y Montajes Industriales S.A. ("CYMI"), Cymi Holding S.A. ("CHSA") ("Association Agreement"). The Association Agreement objective is: (i) the transfer of IEMG control to CTEEP and to CHSA; and (ii) the participation of CTEEP and CYMI, as controlling shareholders of Albufera Projetos e Serviços Ltda. ("APS"), company that will carry out the construction of the transmission line object of the mentioned Concession Agreement. The validity of the Association Agreement is conditioned to the approval of the National Electric Energy Agency - ANEEL and to the conclusion of the negotiations related to the IEMG and APS shareholders agreement. IEMG, company controlled by ISA, is awardee of the Concession Contract for the exploitation of public service of transmission related to the Transmission Line Neves 1 - Mesquita, in 500 kV, located in the State of Minas Gerais,

In thousands of reais, unless otherwise indicated

according to Auction 005/2006, promoted by ANEEL. On the other hand, ISA is the present controlling shareholder of CTEEP, through ISA Capital do Brasil S.A.

(b) On July 23

The managements of ISA Capital do Brasil S.A. ("ISA Brasil"), ISA Participações do Brasil Ltda. ("ISA Participações") and CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction No. 358, of January 3, 2002, as amended by CVM Instruction No. 449, of March 15, 2007, publicly inform that they will submit to the appreciation, deliberation and approval, as applicable, of the National Electric Energy Agency ("ANEEL") and, subsequently, of their stockholders and quotaholders the following corporate restructuring process:

(i) ISA Brasil is the current controlling stockholder of CTEEP and the holder of the goodwill paid in the process for the acquisition of the share control in the mentioned company ("Goodwill"). ISA Brasil is also the controlling stockholder of ISA Participações.

(ii) The restructuring process comprises the contribution, by ISA Brasil, of the shares held in the capital of CTEEP to the capital of ISA Participações. Subsequently, ISA Participações will be merged into CTEEP and, as a result of this transaction, the Goodwill will be transferred to CTEEP.

(iii) There will be no transfer of the share control in CTEEP as a result of the intended restructuring.

(iv) The managements of the companies involved understand that the current corporate restructuring will allow for better capitalization and cash flow conditions in CTEEP, as a result of the tax saving generated by the amortization of the Goodwill; and

(v) The transaction will be implemented in a manner not to cause the transfer of any debts or liabilities and to avoid any adverse impacts on future flows of dividends to the stockholders of CTEEP. The tax benefit portion will be capitalized in favor of ISA BRASIL, under the terms of Article 7 of CVM Instruction No. 319, of December 3, 1999.

The proposed operation was approved at an ANEEL meeting held on December 18, 2007 and its conclusion expected for the first quarter of 2008.

30 Subsequent Events

At the Extraordinary General Meeting held on January 15, 2008, the Board of Directors decided on the distribution of dividends to the shareholders in the amount of R$ 170,000, corresponding to R$ 1.138762 per share, with payment date to be defined by the Executive Directors.

Attachment I

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Supplementary Information
Statements of Cash Flow
Years Ended December 31

In thousands of reais, unless otherwise indicated

	2007	2006
Cash flow from operating activities		
Net income for the year	855,483	117,752
Adjustments to reconcile net income to cash generated by operating activities		
Depreciation and amortization	172,662	169,417
Provision for inventory adjustment	349	
Voluntary Termination Program - PDV		396,651
Deferred income tax and social contribution	175,397	(172,283)
Provision for contingencies	(121,292)	18,294
Residual value of permanent asset disposals and donations	6,211	46,574
Amortization of negative goodwill	(16,985)	(16,985)
Interest and foreign exchange variation on assets and liabilities	15,986	11,196
(Increase) decrease in assets		
Trade accounts receivable	(104,828)	(10,451)
Inventories	4,762	(5,365)
Amounts receivable - State Finance Department	(116,621)	(70,250)
Deferred income tax and social contribution	(15,727)	36,449
Taxes and contributions to offset	30,279	(57,088)
Pledges and restricted deposits	19,943	(2,427)
Prepaid expenses	3,388	93,800
Other	(4,825)	(3,437)
Increase (decrease) in liabilities		
Suppliers	(105,817)	22,791
Taxes and social charges payable	36,343	(47,588)
Regulatory charges payable	7,084	11,568
Provisions	(420,095)	5,902
Amounts payable - Fundação CESP	(102,923)	(11,605)
Insurance payable	2,022	(459)
Other	51,771	(10,206)
Net cash generated by operating activities	372,567	522,250

Attachment I

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Supplementary Information
Statements of Cash Flow
Years Ended December 31

In thousands of reais, unless otherwise indicated **(continued)**

	2007	2006
Cash flow from investing activities		
Purchases of property, plant and equipment	(435,782)	(471,710)
Increase in deferred charges	(3,429)	
Intangible assets	(95)	(505)
Investment	(1)	
Net cash used in investing activities	(439,307)	(472,215)
Cash flow from financing activities		
Loans and financing		
New loans	531,184	
Payment of loans (including interest)	(6,627)	(11,528)
Dividends paid	(781,712)	(208,953)
Net cash used in financing activities	(257,155)	(220,481)
Net decrease in cash and cash equivalents	(323,895)	(170,446)
Cash and cash equivalents at the end of the year	190,576	514,471
Cash and cash equivalents at the beginning of the year	514,471	684,917
Change in cash and cash equivalents	(323,895)	(170,446)

*

Attachment II

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

Supplementary Information
Statements of Added Value
Years Ended December 31
In thousands of reais, unless otherwise indicated

	2007	2006
Income		
Operating	1,563,294	1,401,346
Non-operating	78,445	(31,700)
	1,641,739	1,369,646
Inputs acquired form third parties		
Costs of services rendered	(18,221)	(96,136)
Materials, energy, third party services and other	(46,656)	(60,387)
	(64,877)	(156,523)
Gross added value	1,576,862	1,213,123
Retentions		
Depreciation and amortization	(172,662)	(169,417)
Net added value of the entity	1,404,200	1,043,706
Received as transfer		
Financial income	119,646	147,860
Total added value to be distributed	1,523,846	1,191,566
Distribution of added value		
Personnel and charges	(86,874)	(786,475)
Taxes, fees and contributions	(553,051)	(265,989)
Rentals	(5,428)	(4,398)
Interest and monetary and exchange rate variations	(23,010)	(16,952)
Interest on own capital and dividends	(652,495)	(114,953)
Profits retention	202,988	2,799

* * *

MANAGEMENT REPORT – FISCAL YEAR 2007

Dear Shareholders,

Pursuant to the legal and statutory provisions, the management of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista submits for your examination, the Management Report and corresponding Account Statements, together with the opinions of the Independent Auditors and the Fiscal Council for the fiscal year ending December 31 2007.

The year was one of important achievements in work on expansion, reinforcement and upgrading of the Transmission System as will be apparent throughout this report.

CTEEP is experiencing a new phase in its corporate existence, beginning on June 28 2006 when the government of the state of São Paulo conducted a public auction on the São Paulo Stock Exchange – BOVESPA for the sale of a controlling stake in the Company. The winning bid was tendered by Interconexión Eléctrica S.A. E.S.P., which took control of CTEEP through the ISA Capital do Brasil S. A. subsidiary, acquiring the equivalent of 50.1% of the common shares. As a result of the auction and in accordance with the prevailing legislation, a public offering for the acquisition of further common shares was held in January 2007, ISA Capital do Brasil increasing its stake to 89.4%, corresponding to 37.5% of CTEEP's total capital stock.

It is set against the background of these events that we reiterate our commitment of ensuring and improving the quality of the electricity transmission services offered by CTEEP. For this reason we continue to pursue investments in technical assets and training of personnel, endeavoring to consistently improve results through the application of best practices and world-class management models for the benefit of our shareholders, employees and the community.

José Sidnei Colombo Martini
Chief Executive Officer

Luis Fernando Alarcón Mantilla
Chairman of the Board

1. COMPANY PROFILE

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista is the leading private sector concessionaire in the electricity transmission industry in Brazil. It is responsible for 30% of all the energy transmission in the country. Since the privatization auction by the São Paulo state government on June 28 2006, the Company has been controlled by the ISA Group of Colombia, 50.1% of CTEEP's common shares being acquired by ISA Capital do Brasil SA, in turn a subsidiary of Interconéxion Eléctrica S.A. E.S.P. In January 2007 and pursuant to Brazilian legislation, a public offering of common shares was held in which the controlling company raised its stake to 89.4% of the common shares, equivalent to 37.5% of CTEEP's total capital.

The ISA Group provides strategic guidance to management in improving corporate administration, processes and services. The Company's initiatives are aligned to the vision of CTEEP of being recognized by customers, the market, employees, analysts and society in general for its excellence in rendering electricity transmission services.

Working on the basis of Ethics, Social Responsibility, Excellence and Innovation, CTEEP enjoys the talent and dedication of 1,290 employees. The Company owns a 12,144 km network of transmission lines, 18.494 km transmission circuits, 102 substations of up to 550 kV, and a 1,800 km optic fiber system. Transmissão Paulista, the Company's trade name, has an installed capacity of 42,556 MVA, transmitting nearly all the electricity consumed in the state of São Paulo, the latter corresponding to 30% of Brazilian GDP.

In 2007, the Company extended its reach nationally, winning a bid for part of a transmission concession at an auction held by ANEEL (the Brazilian Electric Energy Agency), the electricity industry regulator. As a result, Transmissão Paulista has constituted the North and Northeast Energy Interconnection. Its function will be to operate the Transmission Line that will interconnect the city of Colinas, state of Tocantins to the city of Ribeiro Gonçalves in the state of Piauí while a Transmission Line will link Ribeiro Gonçalves to São João do Piauí. The two lines, with a total length of 720 km, will permit the Company to expand its operations outside the confines of the state of São Paulo and in conformity with its strategy of strengthening its presence nationwide.

Transmissão Paulista is committed to the highest standards of corporate governance and has had a Level 1 listing on BOVESPA since 2002. The Company's shares are also a component of the Bovespa Stock Index (Ibovespa), which incorporates the shares of the most liquid companies trading in the Brazilian equities market.

2. EXPANSION OF THE TRANSMISSION SYSTEM

The year was characterized by some important work on upgrading CTEEP's Transmission System for improving the reliability of its systems and offering the best services to its customers. During 2007, there was a net increase of 2,185 MVA in the system's installed transformation capacity.

The most important project concluded during the year was the new Anhangüera substation and the construction of the Guarulhos-Anhanguera Transmission Line. The work was instrumental in the finalization of a new 345 kV ring around the city of São Paulo, ensuring greater reliability in the supply of energy to the state capital, the country's leading economic and financial hub.

The project included the building of a new substation – with a transformation capacity of 1300 MVA and three armored units with tensions of 345 kV, 230 kV and 138/88 kV – and with a 25 kilometer 345 kV line connecting the Anhanguera and Guarulhos substations.

2.1. Increase in Transformation Capacity

Substation	*Tension (kV)*	*Increase in transformation capacity (MVA)*
Cabreúva	440/138	150
Anhanguera	345/230	500
Anhanguera	345/88	800
Santa Bárbara D'Oeste	440/138	300
Embu Guaçu	440/138	300
Dracena	138/69	25
Registro	138/69	25
Itapeva	138/34.5	30
Itararé-II	138/69	30
Itararé-II	138/13.8	25
TOTAL		**2,185**

2.2. Reactive Compensation Increase

Substation	*Tension (kV)*	*Reactive compensation increase (MVA)*
Santa Bárbara D'Oeste	138	200
Anhanguera	88	57.6
TOTAL		**257.6**

2.3. Reactivation of Substations and Transmission Lines - TL

➔ Installation of SF6 armored 345 kV- 230 kV- 88 kV substation at Anhanguera

➔ Installation of the 345 kV double circuit Anhanguera-Guarulhos TL – 22 km long

➔ Installation of the second circuit of the 345 kV Anhanguera-Milton Fornasaro TL with a length of 4.7 km

➔ Installation 230 kV bays at the Aparecida and Taubaté Substations, for the insertion of the second circuit of the 230 kV Aparecida-Taubaté TL.

➔ Reactivation of the 138 kV double circuit Araraquara-São Carlos TL with a length of 48.25 km

➔ Installation of the 138 kV bays at the Ilha Solteira Substation, of circuits 1 and 2 for the Três Irmãos Substation.

➔ Installation of three 34.5 kV bays at Itapeva

2.4. Replacement of Equipment due to Disruptive Capacity Overcome or End of Useful Life

➔ Interlagos Substation : two 230 kV circuit breakers – Interlagos-Piratininga Bays

➔ Cabreúva Substation : one 440 kV circuit breaker – TR3 Bay

→ Embu Guaçu Substation: four 138 kV circuit breakers – Embu Guaçu – Peruibe bays, bus-bar coupling circuit-breaker and Transformers 6 and 8 bays.

3. TRANSMISSION SYSTEM PERFORMANCE INDICATORS

In 2007 Transmissão Paulista reported good operating results thanks to improvements and innovations to its systems such as the automatic operation of its 102 substations, the modernization of the two operational control centers and the revision of maintenance processes. The Equivalent Frequency of Interruption (FREQ) decreased from 0.2534 in 2006 to 0.2451 in 2007. In 2007 the state of São Paulo load factor grew 5.43%. On the basis of this expansion, the result of the Electricity not Supplied (ENES) indicator in relative values was close to the figure for 2006 and better than recorded in 2004 and 2005.

The quality of CTEEP's electricity transmission services is measured by the following indicators.

3.1. DREQ – Equivalent Duration of Interruption

Expresses the total time of interruption in minutes due to internal factors at CTEEP, the load value being equal to the system's peak capacity in the period considered – namely the duration equivalent to "one" peak demand interruption in the period observed, caused by disturbances originating within the Company.

3.2. FREQ – Equivalent Frequency of Interruption

Characterizes the system's overall performance as recorded by interruptions arising in the Transmission System, namely the fraction of peak demand interrupted in the period considered or corresponding to the number of times peak demand would have been interrupted in a given period.

3.3. ENES – Electricity not Supplied

Expresses in MWh the amount of energy not supplied by the system due to interruptions of CTEEP's responsibility, in a given period.

3.4. Performance summary

Indicator	*2007*	*2006*	*2005*	*2004*
DREQ	*4.0294*	*3.0035*	*4.4255*	*5.5802*
FREQ	*0.2451*	*0.2534*	*0.4501*	*0.2252*
ENES	*1331.53*	*980.70*	*1336.0*	*1715.0*

4. ECONOMIC AND FINANCIAL PERFORMANCE

4.1. Fundamentals

The Company's main source of revenue comes from the use of the Transmission System by other electricity utility concessionaires, sector agents and free consumers. Transmission Paulista's annual revenue related to the Basic Network and Other Transmission Facilities (DIT), was readjusted in conformity with ANEEL's resolutions during 2007, resulting in an average increase of 4.0% compared with prices previously practiced.

Under Resolution 488 of June 26 2007, the Company's first periodic rate review was approved, reducing the Allowed Annual Revenue (RAP) by 26.15%, to be applied to the Basic Network - New Facilities (RBNI) and Other Facilities - New Investments (RCDM) portions, effective July 1 2005. The result of this realignment will also be backdated to July 1 2005

On June 29, Authorizing Resolution 496 was published establishing CTEEP's annual allowed revenues for providing transmission facilities comprising the Basic Network and Other Transmission Facilities for a twelve-month cycle from July 1 2007 to June 30 2008. According to this Resolution, the Allowed Annual Revenue (RAP), which was R$ 1,314,400 thousand on July 1 2006, was raised to R$ 1,478,456 thousand on July 1 2007, an increase of R$ 164,056 thousand, equivalent to 12.5%.

The implementation of the Company's budget in 2007 translated into investments of R$ 439.307 thousand in production activities. In 2007, a further 20 new projects were commissioned, generating an additional revenue of R$ 68,425 thousand for the fiscal year and corresponding to annualized revenue of R$ 140,124 thousand.

4.2. Energized Projects in 2007

Project	Resolution	Commercial Operation	Permitted Annual Revenue - PAR (R$ - June/2007 basis)	Capital Expenditures (R$ - June/2007 basis)
Basic Network				
Interlagos Substation	545/03	Mar-07	36,210,534.39	218,962,739.26
OESTE Substation	545/03	Aug-07	435,553.15	2,569,399.57
E. Guaçu Substation	489/06	Sep-07	5,442,156.87	32,179,275.64
E. Guaçu Substation	489/06	Sep-07	1,063,839.51	6,290,438.99
S. B. D'Oeste Substation	247/05	Jun-07	5,237,375.50	31,219,869.06
S. B. D'Oeste Substation	247/05	Jun-07	584,212.29	3,482,475.37
Cabreúva Substation	197/04	Sep-07	104,096.43	623,277.64
Cabreúva Substation	197/04	Oct-07	2,183,057.89	13,071,186.59
Anhanguera Substation	064/05	Jun-07	24,321,108.32	147,002,622.34
TL - Anhanguera - Guarulhos	064/05	Jun-07	10,967,543.36	62,813,543.24
Guarulhos Substation	064/05	Jun-07	2,119,332.81	12,137,587.74
Anhanguera Substation	064/05	Jul-07	35,667,551.53	215,583,260.74
Subtotal			**124,336,362.05**	**745,935,676.18**
Other Transmission Facilities - DIT				
TL Araraquara S. Carlos	363/03	Mar-07	3,159,226.20	20,068,023.56
S. B. D'Oeste Substation	247/05	Apr-07	2,859,783.28	17,047,099.16
Itararé II Substation	197/04	Feb-07	802,773.12	4,793,386.75
Registro Substation	197/04	Apr-07	486,935.32	2,913,089.96
Itapeva Substation	197/04	Apr-07	372,033.48	2,211,256.72
Itapeva Substation	197/04	Apr-07	378,220.33	2,251,535.00
Dracena Substation	197/04	May-07	350,763.41	2,096,130.50
Anhanguera Substation	064/05	May-07	7,377,458.98	44,591,637.44
Subtotal			**15,787,194.12**	**95,972,159.09**
Total			**140,123,556.17**	**841,907,835.27**

4.3. Analysis of Results for the Fiscal Year ending December 31

In thousands of Reais

	2007	2006
Operating revenues	1,563,294	1,401,346
Deductions from operating revenues	(247,880)	(180,464)
Net operating revenues	1,315,414	1,220,882
Cost of services/general and administrative expenses	(359,198)	(1,160,005)
Financial Result	(151,903)	76,553
Operating income	804,313	137,430
Non-operating result	78,210	(31,849)
Income before income tax and social contribution	882,523	105,581
Income tax and social contribution	(265,777)	(42,183)
Reversal of interest on capital	238,737	54,354
Net Income	**855,483**	**117,752**
Quantity of shares at the end of the fiscal year (in thousands)	149,285	149,285,035
Earnings per share (2006 per lot of a thousand) of the capital stock at the end of the fiscal year – R$	5.73	0.79

The significant evolution in our financial results is a direct consequence of strategic initiatives implemented to improve our financial soundness, efficiency and competitiveness – essential conditions for supporting our growth projects.

Net Income for the fiscal year was R$ 855,483 thousand in 2007, considerably more than the R$ 117,752 thousand reported in 2006. On the back of the economic-financial performance, the Company was able to distribute and credit to its shareholders 76.3% of the net income for the fiscal year – a testament to CTEEP's commitment to creating shareholder value.

The good performance was due to a series of factors. **Operating revenue** increased 11.6%, amounting to R$ 1,563,294 thousand in 2007 as compared with R$ 1,401,346 thousand in 2006. This increase reflects the annual adjustment in the IGP-M and further investments.

Deductions from operating revenue increased 37.4%, amounting to R$ 247,880 thousand in 2007 against R$ 180,464 thousand 2006, due to the growth of 20.8% in regulatory charges, combined with the increase of 89.9% in PIS and COFINS taxes, the result of the credit of a regulatory asset reported in 2006.

Net operating revenues increased 7.7% and amounted to R$ 1,315,414 thousand in 2007 against R$ 1,220,882 thousand in 2006.

Costs of services of the operation and general and administrative expenses recorded a decline of 69.0% to R$ 359,198 thousand in 2007 against R$ 1,160,005 thousand for 2006. In addition to the optimization of costs through the upgrading of systems, there was a reduction of 86.0% in payroll expenses, combined with a net reversal of provisions for contingencies of 14.3%. Payroll expenses in 2006 contain a provision of R$ 396,651 thousand for Voluntary Severance Program (PDV) expenditures. Under this program, some 1,163 employees were laid off in 2007, resulting in payroll savings for the year of about 45.1%.

The **EBITDA** margin was 85.8%, equivalent to R$ 1,128,878 thousand in 2007 compared with 18.9% – R$ 230,293 thousand in 2006. It should be pointed out that the EBITDA margin was impacted by the reclassification of regulatory charges such as the Fuel Consumption Account – CCC, Energy Development Account – CDE; Alternative Source Incentive Program – PROINFA and Research and Development – R&D; and general and administrative expenses for deductions against net operating revenues.

The **financial result** reported an expense of R$ 151,903 thousand in 2007 against an income of R$ 76,553 thousand in 2006, due to the growth of 339.2% of credit of interest on capital and a 70.9% reduction in income on financial investments due to changes in capital structure.

Income tax and social contribution overheads increased 530.1% amounting to R$ 265,777 thousand in 2007 against R$ 42,183 thousand in 2006. The effective rate of income tax and social contribution was 30.1% in 2007 compared with 40.0% in 2006.

Excluding the variation arising from the reverse stock split mentioned in item **4.5, net earnings per share** increased 625.3% in 2007 due to the factors described above.

4.4. Capital Structure

The privatization of CTEEP in June 2006 brought with it further scope for optimizing the capital structure through the implementation of financing most suited to the electricity transmission business. In 2007 CTEEP negotiated a line of finance of R$ 764.2 million from the BNDES (the National Economic and Social Development Bank) with a final maturity in 2015 and interest linked to the Long Term Interest Rate (TJLP). Of this amount, R$ 400 million – related to investments already concluded – was received in October. The remainder will be drawn down during the course of 2008. This operation is in line with the Company's strategic guideline for consolidating the new capital structure and providing CTEEP with greater flexibility.

4.5. Trading in the Company's shares

During the fiscal year 2007, 102,318 transactions in the Company's shares were executed on the BOVESPA corresponding to a total volume of R$ 2,976,486 thousand, 114.5% more than in 2006.

On July 12 2007, an Extraordinary General Meeting approved a reverse stock split of the Company's preferred and common shares at the ratio of one new share for each existing one thousand shares. In the case of ADRs (American Depositary Receipts), the ratio, until then 3,000 shares for each ADR, was transformed into one share for each ADR, preferred or common.

Under the Level 1 ADR programs, at the end of fiscal year 2007, the Company had 65,982 ADRs against the Company's underlying preferred shares and 36,999 ADRs against underlying the common shares.

During the course of the year, the IBOVESPA appreciated 43.7%. In this period the Company's common shares (TRPL3) increased in price by 37.2% and the preferred shares (TRPL4) by 48.6%, these increases incorporating distribution of profits to the shareholders.

4.6. Level 1 of Corporate Governance

Transmissão Paulista was the first company in the electricity sector in the state of São Paulo to adhere to Level 1 of BOVESPA's Corporate Governance in September 2002.

The Company's preferred shares have since been included in the IBOVESPA, and are also now components of the Corporate Governance Stock Index (IGC), a theoretical portfolio made up of shares of companies enjoying high relationship standards with shareholders.

Transmissão Paulista pursues a long-term relationship with the capital markets by consistently adopting a policy of disseminating clear and transparent information - an example being the meeting of November 26 2007 with research analysts and investors in the auditorium of the Association of Capital Markets' Analysts and Investment Professionals (APIMEC) in São Paulo. The APIMEC-SP Silver Assiduity Seal was awarded to the Company in recognition of the meeting - the sixth consecutive event of its kind.

4.7. Shareholding Breakdown

	2007					
	Number of Shares					
	Common	%	Preferred	%	Total	%
Controlling Company						
ISA Capital do Brasil S.A.	55,924,465	89.40	-	-	55,924,465	37.46
Management						
Officers	-	-	6,300	0.01	6,300	0.00
Board of Directors	100	0.00	1,700	0.00	1,800	0.00
Fiscal Council	-	-	-	-	-	-
	100	0.00	8,000	0.01	8,100	0.01
Total - Controlling	55,924,565	89.40	8,000	0.01	55,932,565	37.47
Free Float						
State of São Paulo						
Secretaria de Estado dos Negócios da Fazenda	-	-	9,338,731	10.77	9,338,731	6.26
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836	9.85	46,522,459	53.64	52,683,295	35.29
Others						
Others	473,261	0.76	30,857,182	35.58	31,330,443	20.99
Total free float	6,634,097	10.60	86,718,372	99.99	93,352,469	62.53
Total	62,558,662	100.00	86,726,372	100.00	149,285,034	100.00

	2006					
	Number of Shares					
	Common	%	Preferred	%	Total	%
Controlling Company						
ISA Capital do Brasil S.A.	31,351,911,751	50.12	-	-	31,351,911,751	21.00
Management						
Officers	-	-	212,710	0.00	212,710	0.00
Board of Directors	16	0.00	32	0.00	48	0.00
Fiscal Council	-	-	-	-	-	-
	16	0.00	212,742	0.00	212,758	0.00
Total - Controlling	31,351,911,767	50.12	212,742	0.00	31,352,124,509	21.00
Free Float						
State of São Paulo						
Secretaria de Estado dos Negócios da Fazenda	198	0.00	9,338,731,250	10.77	9,338,731,448	6.26
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
União Federal	9,556,150,967	15.28	120,794	0.00	9,556,271,761	6.40
Others						
CESPINVEST - Clube de Investimentos	8,870,264,655	14.18	-	-	8,870,264,655	5.94
Others	6,619,498,706	10.58	30,864,847,632	35.59	37,484,346,338	25.11
Total Free Float	31,206,751,036	49.88	86,726,159,451	100.00	117,932,910,487	79.00
Total	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

Shareholding Position by type and class, of all shareholders with more than 5% of the shares of each type and class of the Company's Capital Stock, either directly or indirectly, including individual investors:

	2007					
	Number of Shares					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Eléctrica S.A. E.S.P.	828,267,196	100.00	-	-	828,267,196	100.00
Luiz Fernando Alarcón Mantilla	1	-	-	-	1	-
Guido Alberto Nule Amin	1	-	-	-	1	-
Fernando Augusto Rojas Pinto	1	-	-	-	1	-
Carlos Alberto Rodriguez Lopes	1	-	-	-	1	-
	828,267,200	100.00	-	-	828,267,200	100.00
Interconexión Eléctrica S.A. E.S.P.						
Ministério de Hacienda Y Crédito Público	569,472,561	52.08	-	-	569,472,561	52.08
Empresa Pública de Medellín	109,350,775	10.00	-	-	109,350,775	10.00
Empresa Colombiana de Petróleos - ECOPETROL	58,925,480	5.39	-	-	58,925,480	5.39
In treasury	17,820,122	1.63	-	-	17,820,122	1.63
Others	337,912,558	30.90	-	-	337,912,558	30.90
	1,093,481,496	100.00	-	-	1,093,481,496	100.00
Empresa Pública de Medellín						
Município de Medellín	4,223,308	100.00	-	-	4,223,308	100.00
Others	4	0.00	-	-	4	0.00
	4,223,312	100.00	-	-	4,223,312	100.00
Empresa Colombiana de Petróleos - ECOPETROL						
Ministério de Hacienda Y Crédito Público	3,008,720	100.00	-	-	3,008,720	100.00
Others	8	0.00	-	-	8	0.00
	3,008,728	100.00	-	-	3,008,728	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
União Federal	488,656,241	53.99	35,191,002	15.68	523,847,243	46.38
BNDES Part S.A. - BNDESPAR	133,757,950	14.78	-	-	133,757,950	11.84
FND - Fundo Nacional de Desenvolvimento	45,621,589	5.04	-	-	45,621,589	4.04
FGP - Fundo Garantidor das Parcerias Público Privadas	40,000,000	4.42	-	-	40,000,000	3.54
Others	196,987,747	21.77	189,283,973	84.32	386,271,720	34.20
	905,023,527	100.00	224,474,975	100.00	1,129,498,502	100.00
BNDES Part S.A. - BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	2006					
	Number of Shares					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Eléctrica S.A. E.S.P.	506,200,997	100.00	-	-	506,200,997	100.00
Board of Directors................................	3	-	-	-	3	-
	506,201,000	100.00	-	-	506,201,000	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
União Federal......................................	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Part S.A. - BNDESPAR..........	66,878,975,753	14.78	-	-	66,878,975,753	11.84
FND - Fundo Nacional de Desenvolvimento...............................	22,810,794,898	5.04	-	-	22,810,794,898	4.04
FGP - Fundo Garantidor das Parcerias Público Privadas................	20,000,000,000	4.42	-	-	20,000,000,000	3.54
Others..	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Part S.A. - BNDESPAR						
BNDES..	1	100.00	-	-	1	100.00
BNDES						
União Federal......................................	6,273,711,452	100.00	-	-	6,273,711,452	100.00

4.8. Independent Auditors

For the purposes of CVM Instruction 381 of January 14 2003, the Company wishes to notify that PriceWaterhouseCoopers Auditores Independentes, engaged in May 2007 to render audit services for its account statements for a one year period, has, since that date, provided services related to the independent audit only.

5. STRATEGIC INITIATIVES

In 2007, CTEEP implemented initiatives to expand its competitiveness in accordance with its Strategic Guidelines, to serve its customers more effectively and further improve the organizational climate among its employees. Various initiatives were adopted in the operations and maintenance area for modernizing systems, improving reliability, and optimizing and rationalizing processes that translate into more competitive costs. These strategic initiatives are designed to lift the Company to new levels of efficiency.

Operation

In 2007, CTEEP's Control Centers were optimized to modernize their operation and improve their reliability. The Company's four operations' centers in the state of São Paulo have been reduced to two, Bom Jardim and Cabreúva. Totally interconnected by voice and image transmission systems, these centers operate with a full back-up structure. In the event of an outage at one, the other can take over the operation without any loss in customer service. This increases dependability of the Company's system in line with the corporate vision of always offering excellence in customer service.

The supervisory and control features at the two operations centers have been improved with the implementation of the Open Energy Management System (SAGE). This has expanded the capacity to receive and process information, in January 2008, enabling a new system to be incorporated for simulating the operations system to be used by those employees undergoing training.

As from 2007, all 102 of Transmissão Paulista's substations began operating on an automatic basis. Any operational procedure may now be executed remotely by telecommand from the operations center, thus increasing the system's reliability. Substation operators have been trained and prepared for maintenance activities, upgrading the level of preventive maintenance of the installations.

To support its operations and maintenance activities, the Company introduced the Information System for the Management of the Operation (SIGO) in 2007. This supplies information in real time to the control centers, providing greater reliability to customers. In addition to the database recording the operational track record, the system contains an analytical device allowing Transmissão Paulista to raise reports in real time with performance indicators and transmission system management data.

These initiatives translate into an effective optimization of the Company's operational elements with economy of resources and an increase in the quality of CTEEP's operations.

Maintenance

In 2007, CTEEP introduced a series of improvements in its maintenance operations in line with the strategy of continual upgrading of processes. A new philosophy of work has been implemented through Maintenance Focused on Reliability (MCC): by optimizing programmed activities, the Company will be able to reduce the preventive maintenance costs of equipment and installations.

The Company has also implemented the Assets Optimization Plan (POA), a strategic initiative involving the introduction of a system for identifying and serving as a technical and economic basis for investment requirements for optimizing assets used in the CTEEP System's operation over a ten-year horizon.

The area used for warehousing the Company's inventory has been optimized and adjusted: 18 stock rooms have been reduced to 13. This has freed up 25,000m^2 in discontinued stock room space as well as the identification of 33% of equipment and components unnecessary to CTEEP's strategic inventory requirements. This implies the sale of surplus inventory and a reduction in storage overheads.

6. QUALITY PROGRAM – Initiatives taken during 2007 for NBR ISO 9001 certifications - Quality

Since the transfer of control from the state of São Paulo to the Grupo Empresarial ISA in July 2006, several measures have been taken such as organizational restructuring and revision of processes. In addition, other actions have been taken for the maintenance of existing quality management systems, studies for future process certifications and, as from 2008, the expansion of the scope of the quality program to provide a more comprehensive coverage aligned to the Group's strategy.

The Executive Board has approved an adjustment in the Quality Policy, maintaining the express commitment to continuous improvement, execution of business operations on a reliable basis, the meeting of deadlines and quality requirements at competitive costs - all to ensure returns from the business and avoid risks to customers, suppliers, employees and society.

With the Quality Management System, benchmarked to NBR ISO 9001, the Company reiterates its commitment to assuring, promoting and improving the electricity transmission services for the processes of:

- Coordination, supervision and control of the electricity system operation;
- Workshop maintenance of double chambers of PK air blast circuit breaker;
- Aerial inspection of the transmission lines; and
- Programming of maintenance services to the basic and supplementary network installations.

Certifications obtained under ISO 9001:2000

Scope	Areas involved	Certification Organism	Date		
			Audit	Certificate	Certificate Validity
Coordination, supervision and control of electricity system operations	Transmission Operation Center - COT e Backup Operations Center - COR	BVQI	06/17/2007	Original 12/23/1998 Re-certification 03/15/2002 Migration 10/16/2002 **Re-certification** 06/17/2005 *	06/17/2008
Aerial inspection of electricity transmission lines	Maintenance Management Division and 5 Regional Transmission Divisions	BVQI	11/23/2007	Original 02/18/2004 **Re-certification** 02/082006 ***	11/23/2008
Basic and supplementary network installations maintenance services program	Maintenance Management Division	BVQI	11/27/2007	Original 01/05/2005 **Re-certification** 11/27/2007 ****	12/16/2008
Workshop Maintenance of Double Chambers of PK Air Blast Circuit Breaker	Maintenance Management Division and Cabreúva Regional Division Workshop Maintenance of PK Circuit Breaker	BVQI	10/17/2007	Original 11/03/2006 **	10/20/2008

* Operation – Executed on 06/14/07, 2nd maintenance audit - system conformity

** PK – Executed on 10/16/07 and 10/17/07, 1st maintenance audit - system conformity

*** Lines – Executed between 11/20 and 11/23/07, 1st maintenance audit - system conformity

**** Maintenance Programming - Executed 11/27/07, Re-certification audit - system conformity

7. RESEARCH AND DEVELOPMENT PROGRAMS

Law 9,991 of 2000 requires that all public utility concessionaires in the electricity sector invest an annual percentage of their net operating revenue in technological research and development projects. Transmissão Paulista began its first R&D Program known as the 2001/2002 cycle following the signing of the concession contract.

Since then the R&D programs have allowed the Company to develop and incorporate new products and processes that have been instrumental in the technological modernization and innovation of all sectors of the Company.

To these programs can be included technological exchange agreements with the best and most renowned research institutions in Brazil. As a result of these agreements, CTEEP's professionals have achieved a high degree of technical development as well as the opportunity for professional and academic progress.

Over recent years, the Company has invested R$ 23.2 million in R&D projects, allocated to the following cycles:

Investments in R&D Projects

Cycle	R$ Thousands
2001/2002.................	3,218
2002/2003.................	3,562
2003/2004.................	2,218
2004/2005.................	4,431
2005/2006.................	5,115
2006/2007 (proposed)	4,665
Total.........................	**23,209**

These investments have been responsible for the creation of new products, the application of which has been protected by the filing of patent applications. Transmissão Paulista currently has four patent requests pending with INPI (Brazilian Institute of Industrial Property) and registration of software in progress, resulting from products developed in Research and Development programs during the 2001/2002 to 2003/2004 cycles.

The Company's goal is to establish partnerships which transform good ideas, laboratory experiments and sophisticated mathematical models into results which benefit electricity industry performance and the daily lives of people in line with ANEEL guidelines and accompanying technological trends in benefit of the implementation of the complete cycle of innovation.

In 2007, the Company concluded 12 projects, five of them multi-annual, components of the Fourth Program - 2004/2005 cycle, and 7 annual projects, components of the Fifth Program - 2005/2006 cycle. The projects, which have been concluded, have developed a diversified range of themes covering the full spectrum of Transmission Paulista's activities. One of the results for example is, "a repelling device against birds that nest in transmission line towers in the interior of the state of São Paulo". Another, the study in the reduction of the problems of adherence of paints on metallic structures of lines and substations, located in highly corrosive environments such as coastal regions and industrial complexes. Two projects were also developed - originated and monitored by the financial area - involving decision-making on transmission investments and the calculation of the rate of return from transmission projects.

The Sixth Program – 2006/2007 cycle, still subject to ANEEL examination and approval, involves highly topical themes such as the use of Synchronized Phasor Measurement in the development of a system for analysis and monitoring of the dynamic of the Electricity Network in real time and the study for identification, characterization and quantification of greenhouse gases in the activities and processes of CTEEP's transmission system.

As part of the planning for the seventh R&D Program, following a survey of all the Company's Divisions, 28 themes involving IT, Engineering, Expansion Planning and the Environment were identified. These themes were announced in the corporate site, 90 project proposals being received from universities, research centers and companies nationwide.

8. ENVIRONMENT

Environmental Licensing

Public utility electricity transmission services involve projects subject to environmental licensing where there is an obligation and a responsibility to obtain authorization for executing the activities.

Consequently, in 2007 CTEEP undertook the following actions in respect of environmental licensing:

- Preliminary Environmental Report for building the 138 kV Mogi Mirim III – Jaguariúna Transmission Line with an application for a Prior Environmental License from the São Paulo State Environmental Secretariat.
- Preliminary Environmental Report for Rebuilding/Reactivation of the 138 kV Assis – Canoas I and II – Salto Grande – Chavantes - Botucatu Transmission Line, with an application for a Prior Environmental License from the São Paulo State Environmental Secretariat.
- Preliminary Environmental Report for Reactivation of the 138 kV Andradina - Valparaíso Transmission Line with an application for a Prior Environmental License from the São Paulo State Environmental Secretariat.
- Preliminary Environmental Report for the Reactivation of the 138 kV Capivara – Presidente Prudente Transmission Line with an application for a Prior Environmental License from the São Paulo State Environmental Secretariat.
- Preliminary Environmental Report for expansion, constituting the launch of the 2nd circuit of the 138 kV Flórida Paulista – Tupã Transmission Line with an application for a Prior Environmental License from the São Paulo State Environmental Secretariat.
- Consultation Report for Minor Interventions in Substations with respect to consultation on 41 Operating Substations, obtaining Technical Information CPRN/DAIA/057/2007 on 05/24/2007 from the São Paulo State Environmental Secretariat.
- Consultation Report for Minor Interventions in Substations with respect to consultation on 90 Operating Substations, obtaining Technical Information CPRN/DAIA/106/2007 on 09/11/2007 from the São Paulo State Environmental Secretariat.

- Consultation Report for Minor Interventions in Substations – Complement, with respect to consultation on 17 Operating Substations, obtaining Technical Information CPRN/DAIA/103/2007 on 08/31/2007 from the São Paulo State Environmental Secretariat.

- Consultation Report for Minor Interventions in Substations and building of Section Tower – Report 4 with respect to consultation on 24 Operating Substations and 1 Transmission Line, obtaining Technical Information CPRN/DAIA/113/2007 on 10/04/2007 from the São Paulo State Environmental Secretariat.

- Declaration Report of a Public Utility for Purposes of Institution of a Utility Easement, obtaining Technical Information CPRN/DAIA/78/2007 on 08/01/2007 from the São Paulo State Environmental Secretariat.

- Simplified Environmental Study for Construction of the 138 kV Branch to the Cerradinho Plant Substation, obtaining a Prior Environmental License 01176 on 09/18/2007 and application for an Environmental Installation License from the São Paulo State Environmental Secretariat.

- Environmental monitoring of the work on Reactivation of the 345 kV Guarulhos-Anhangüera TL, obtaining the Operating Environment License 00255 on 05/30/2007 from the São Paulo State Environmental Secretariat

- Environmental monitoring of the work on Reactivation of the 138 kV Araraquara - São Carlos TL, obtaining the Operating Environment License 00258 in 01/16/2007 from the São Paulo State Environmental Secretariat.

In 2007, CTEEP obtained:

- Prior Environmental License 01169 on 09/06/2007, for building the 138 kV Três Irmãos - Andradina Transmission Line with application for Environmental Installation License from the São Paulo State Environmental Secretariat.

- Prior Environmental License 01172 on 09/11/2007, relating to Substitution of Stretch of 345 kV Tijuco Preto - Baixada Santista TL with application for Environmental Installation License from the São Paulo State Environmental Secretariat.

- Prior Environmental License 01160 on 08/15/2007, relating to Reactivation of 138kV Ilha Solteira – Jales TL with application for Environmental Installation License from the São Paulo State Environmental Secretariat.

- Prior Environmental License 01157 on 08/08/2007 relating to Reactivation of 138 kV Jupiá - Três Irmãos TL with application for Environmental Installation License from the São Paulo State Environmental Secretariat.

- Prior Environmental License 01141 on 07/05/2007, relating to Rebuilding/Reactivation of the 230 kV Vale do Paraiba Transmission System with application for Environmental Installation License with the São Paulo State Environmental Secretariat.

- Environmental Installation License 038 on 05/25/2007, relating to Reactivation of the 138kV Jupiá - Ilha Solteira TL section located in Três Lagoas/MS from the Mato Grosso do Sul State Environmental Secretariat.

- Operating Environmental License 00255 on 05/30/2007, relating to the Upgrading of the 345 kV Guarulhos – Anhangüera LT with application for an Environmental Installation License from the São Paulo State Environmental Secretariat.

Planting and Reforestation

CTEEP continued to comply with the commitments assumed under the Environmental Conduct Adjustment Agreement (TAC), signed in 2002 with the São Paulo State Environmental Secretariat for the environmental regularization of transmission assets in operation prior to 1981 and those following this date without the respective Environmental Operating Licenses.

- Maintenance of commitments under TAC 0 136 Conduct Adjustment Agreement with the planting and reforestation of 272 hectares in 5 separate areas managed by the State of São Paulo Forestry Institute.
- Environmental Recovery Commitment Agreement 03/03 with the planting of 20 hectares of land at the Ataliba Leonel Seed Nursary in Manduri in Forestry Institute areas, being concluded.
- Environmental Recovery Commitment Agreement 177/03 in Botucatu for reforestation with the planting of 615 native seedlings in an area of the Cachoeira da Marta Municipal Park.
- Conduct of Adjustment Agreement LO 0255 of 05/30/07 for reforestation of 0.7 hectares in the Cantareira State Park.
- Compliance with the plan to improve the Environmental Management System (in progress) for the tree enrichment project at the Araraquara Substation which has ISO 14 000 certification.
- Reforestation with the planting of 1,432 native seedlings in the municipal area of Sorocaba in the final stages of conclusion in compliance with the commitment under Environmental Recovery 159/05.

Certification

- The Anhanguera Substation, part of the Anhangüera-Guarulhos complex, was the first to receive ISO 14001:2004 certification during the construction phase.
- Maintenance of NBR ISO 14001 certification for 19 Substations recommended.

9. CORPORATE EDUCATION PROGRAM

9.1. Corporate Education

The purpose of the Corporate Education area is to promote the development of the Company's professionals through knowledge and skills upgrading programs, which translate into enhanced skills and improved efficiency in the conducting of CTEEP's activities.

In 2007, the Company ran various training courses divided into 532 groups, totaling 69,030 class/hours and 7,157 enrollments.

In the light of the changes and implications of Regulatory Rule 10 of the Collective Agreement on Occupational Health and Safety for the Electricity Industry in the State of São Paulo, CTEEP structured a Complementary Program for employees working in areas of risk. The Program is designed to ensure that such employees adhere to the regulations, complying with the controls for guarding against risks of operations with electricity and to the rules for working safely. The program for the first group of 14 was held in December.

Continuing the occupational safety theme, training was also given on overhead working and maintenance instruction. Some 366 participants (in 42 groups) attended the first course, which included simulated practices in movement on and access to telecommunications and substation equipment and transmission lines. In 2007, the Company ran Operation Instructions courses for 271 groups (3,664 participants). This program consists of various modules and covers CTEEP's in-house occupational safety rules, and procedures for operation of equipment and installations.

Bearing in mind the technological evolution in power systems and to ensure excellence in its operations, CTEEP works on initiatives for adapting its substations, equipment and processes to this new reality, as well as intensifying the training and level of skills of its employees. In this context in 2007, the Company held 5 courses for 121 operators.

CTEEP endeavors to ensure that the Isa Group's Management Model is used in the daily activities of managerial personnel. The purpose is to train all employees in the systematic interaction with processes and indicators thereby aiming to achieve the effective management of the organization and its productivity. Twelve groups were programmed in which 84 employees took part.

In 2007 CTEEP held its first Induction Program as a subsidiary of the Isa Group. Employees hired during the year were given the opportunity to learn something of the Company's history, strategies and initiatives and clarify doubts with respect to benefits and the CESP Foundation. They were also able to visit the Cabreúva Substation and the Bom Jardim Operations Center.

All the Company's managers participated in the Career Counseling Program for promoting their professional development. This initiative will serve as a basis for the Coaching and Extended Education programs. Three Managerial Meetings were held in 2007 to enable company managers to adapt to the strategic initiatives that have been implemented. Various presentations and lectures for detailing the Company's strategic parameters among employees were also held.

9.2. Organizational Climate Survey

During the period from November 12 to 27, CTEEP conducted its first Organizational Climate Survey jointly with other companies in the Isa Group – with the participation of 95% of the employees.

The survey, to be held annually, is to obtain a better understanding of the positive and negative aspects which impact the Company's Organizational Climate, in the dedication of employees and the performance of the Organization. CTEEP is to design and implement actions for increasingly improving the working environment on the basis of the survey's results.

10. CORPORATE SOCIAL RESPONSIBILITY - CSR

In the past year, CTEEP's Corporate Social Responsibility Program has undergone restructuring for developing a CSR model aligned to the corporate guidelines of the controlling group and with the good practices in the Brazilian market. Among the Program's principal benchmarks are the Ethics indicators of Social Responsibility.

Following the restructuring, CTEEP's aim is to perfect its programs in the area to maximize results, further contributing to the communities in which the Company operates. In 2008, CTEEP will seek to persuade all employees to exercise their roles as corporate citizens on a daily basis.

CTEEP is a member of the **Ethos Institute for Corporate Social Responsibility** and is recognized by the Abrinq Foundation as a ***Friend of the Child Company*** for commitments assumed in promoting and defending children's and adolescent's rights in Brazil.

The projects supported by CTEEP during the year were:

Historical Heritage of Energy Foundation

Set up to preserve the cultural heritage of electric power companies, the Foundation has become a benchmark for the industry in Brazil, contributing to the dissemination of the history of energy and the vast universe to which it is inter-related, preserving archives, objects, equipments and historical sites. The Foundation's collection includes archive, bibliographic, museulogic and architectonic documentation in support of research.

Child Citizen Institute – ICC

Transmissão Paulista is one of the sponsors of the Child Citizen Institute, supporting activities that benefit about 8 thousand children, adolescents and adults through various projects such as a daycare, pre-school, school tutoring, work initiation center and Our Community Project.

Urban Orchard

A project coordinated by the Government of the State of São Paulo Environment Secretariat for environmental promotion and restoration along the banks of the Pinheiros River in the city of São Paulo. Implemented in 1999, currently there are 23 partner companies in the project.

Rouanet Law - Energy, Art & Culture

Transmissão Paulista has sponsored cultural and artistic events through projects, which qualify for funding under tax incentive laws. In 2007, three projects were contemplated:

- Macbeth Opera produced by the Opera Company of São Paulo.
- Mário Covas Foundation – Cultural and Citizenship Project: Organization in Memory of Mário Covas
- Association of Friends of the Special Station of Lapa (an organization catering for people with special needs)

Community Garden

A pilot project for helping low income communities living close to transmission lines rights of way and showing interest in planting and cultivating vegetables for their own consumption.

11. SOCIAL REPORT

Calculation Basis	2007	2006
Net Sales (NS) - in thousands of R$	1,315,414	1,220,882
Operating Profit (OP) - in thousands of R$	804,313	137,430
Gross Payroll (GP) - in thousands of R$	211,579	427,654

Internal Social Indicators	thousands of R$	% of GP	% of NS	Amount	% of GP	% of NS
Food	7,716	3.6	0.6	12,362	2.9	1.0
Mandatory payroll taxes	43,754	20.7	3.3	73,784	17.3	6.0
Private Pension Plan	3,864	1.8	0.3	9,559	2.2	0.8
Health	15,689	7.4	1.2	16,040	3.8	1.3
Education	3,326	1.6	0.3	5,204	1.2	0.4
Day care	120	0.1	0.0	286	0.1	0.0
Profit sharing	15,721	7.4	1.2	17,155	4.0	1.4
Others	204	0.1	0.0	306	0.1	0.0
Total	**90,394**	**42.7**	**6.9**	**134,696**	**31.5**	**11.0**

External Social Indicators	thousands of R$	% of GP	% of NS	Amount	% of GP	% of NS
Contributions to society: education, culture, health and water and sewage, sports, combating hunger, nutrition and others	2,868	1.4	0.2	3,948	0.9	0.3
Taxes (excluding payroll taxes)	356,568	168.5	27.1	52,103	12.2	4.3
Total	**359,436**	**169.9**	**27.3**	**56,051**	**13.1**	**4.6**

Environmental Indicators	thousands of R$	% of GP	% of NS	Amount	% of GP	% of NS
Investments related to Company operations	45	0.0	0.0	400	0.1	0.0
Investments in external projects	311	0.1	0.0	168	0.0	0.0
Total	**356**	**0.2**	**0.0**	**568**	**0.1**	**0.0**

Staff Indicators		
Employees at end of the period	1,290	2,412
Employees hired in the period	83	2
Employees over 45	326	1,052
Women working in the Company	98	227
% Supervisory positions occupied by women	18.8	7.6
Employees with special needs	1	2

Key information on Corporate Responsibility		
Ratio of highest to lowest compensation at Company	42 times	17 times
Number of work-related accidents	14	17
Company-sponsored social and environmental projects were decided upon by:	Management and managerial staff	Management and managerial staff
Health and safety standards in the workplace were set by:	Management and managerial staff	Management and managerial staff
Company pension plan covers:	All employees	All employees
Program for sharing profits covers:	All employees	All employees
In the selection of suppliers, the same ethical standards and social/environmental responsibility adopted by the Company:	Are suggested	Are suggested
In relation to volunteer work by employees, the Company:	Supports	Supports

12. ACKNOWLEDGEMENTS

Transmissão Paulista's management wishes to thank shareholders, customers and suppliers for their attention, cooperation and confidence during 2007, with a special word of thanks to our employees for their dedication and efforts, thanks to which the Company has succeeded in recording the results presented herein.

The Management

END